UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

For Immediate Release:

Financial Statements for the Second Quarter of Fiscal 2013 (Six months ended September 30, 2013) <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	November 14, 2013

Stock Code Number (Japan):	8411
Stock Exchanges (Japan):	Tokyo Stock Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Yutaka Ueki	General Manager of Accounting	Phone: +81-3-5224-2030
Filing of Shihanki Hokokusho (scheduled):		November 28, 2013	Trading Accounts: Established
Commencement of Dividend Payment (scheduled):		December 6, 2013
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2013 (for the six months ended September 30, 2013)

(1) Consolidated Results of Operations

	(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
1H F2013	1,540,570	6.4	567,377	98.5	429,745	133.2
1H F2012	1,447,821	7.6	285,747	11.4	184,276	(27.6)

Note:	Comprehensive Income: 1H F2013: ¥519,875 million, 186.0%; 1H F2012: ¥181,738 million, 2.3%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1H F2013	17.62	16.92
1H F2012	7.49	7.24

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1H F2013	182,149,236	8,100,621	3.4
Fiscal 2012	177,411,062	7,736,230	3.3

Reference:	Own Capital: As of September 30, 2013: ¥6,286,681 million; As of March 31, 2013: ¥5,927,135 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets ×100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2012	—	3.00	—	3.00	6.00
Fiscal 2013	—	3.00
Fiscal 2013 (estimate)			—	3.00	6.00

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock: No
	2.	Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2013 (for the fiscal year ending March 31, 2014)

	(%: Changes from the previous fiscal year)
	Net Income		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2013	600,000	7.0	24.54

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2013: Yes
	2.	The number of shares of common stock used in the above calculation is based on the following:
		•	The average of “the average number of shares during the 1H Fiscal 2013” and “the number of shares as of September 30, 2013 (which is expected to be the average number of shares during the 2H of fiscal 2013)” is used.
		•	It does not take into account any increase in the number of shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock in the 2H of fiscal 2013.

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): Yes

Newly consolidated: — (Company name: —);         Excluded: 1 (Company name: Mizuho Bank, Ltd.)

(Note)	For more information, please refer to “(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation) on page 1-2 of the attachment.

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

 Changes in accounting policies due to revisions of accounting standards, etc.: Yes

‚ Changes in accounting policies other than  above: No

ƒ Changes in accounting estimates: No

„ Restatements: No

(Note)	For more information, please refer to “(2) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(3) Issued Shares of Common Stock

 Period-end issued shares (including treasury stock):	As of September 30, 2013	24,198,773,747 shares	As of March 31, 2013	24,164,864,477 shares
‚ Period-end treasury stock:	As of September 30, 2013	14,198,942 shares	As of March 31, 2013	22,128,230 shares
ƒ Average number of outstanding shares:	1st Half of Fiscal 2013	24,172,771,769 shares	1st Half of Fiscal 2012	24,026,109,898 shares

Non-consolidated Financial Statements

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2013 (for the six months ended September 30, 2013)

(1) Non-Consolidated Results of Operations	(%: Changes from the previous first half)

	Operating Income		Operating Profits		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%	¥ million	%
1H F2013	300,911	21.6	289,938	22.4	287,028	22.4	286,290	22.3
1H F2012	247,269	979.2	236,792	—	234,342	—	234,020	—

	Net Income per Share of Common Stock
		¥
1H F2013		11.69
1H F2012		9.56

(2) Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1H F2013	6,228,964	4,965,181	79.6
Fiscal 2012	6,202,149	4,788,923	77.1

Reference:	Own Capital: As of September 30, 2013: ¥4,963,448 million; As of March 31, 2013: ¥4,786,236 million

(Presentation of Implementation Status of Interim Review Procedure)

The semi-annual audit procedure of consolidated and non-consolidated interim financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated and interim non-consolidated financial statements in the second quarter.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2012	—	10.00	—	10.00	20.00
Fiscal 2013	—	10.00
Fiscal 2013 (estimate)			—	10.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2012	—	15.00	—	15.00	30.00
Fiscal 2013	—

(Note) Mizuho Financial Group Inc. acquired all of the Thirteenth Series Class XIII Preferred Stock as of July 11, 2013 and cancelled all of the relevant stock on the same day. Accordingly, cash dividend payment of the Thirteenth Series Class XIII Preferred Stock is not to be made in fiscal 2013.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p.1-2
	(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation)	p.1-2
	(2) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2.	Interim Consolidated Financial Statements	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Consolidated Statements of Changes in Net Assets	p.1-7
	(4) Note for Assumption of Going Concern	p.1-9

3.	Interim Non-Consolidated Financial Statements	p.1-10
	(1) Non-Consolidated Balance Sheets	p.1-10
	(2) Non-Consolidated Statements of Income	p.1-11
	(3) Non-Consolidated Statements of Changes in Net Assets	p.1-12
	(4) Note for Assumption of Going Concern	p.1-13
øSELECTED FINANCIAL INFORMATION For the Second Quarter (First Half) of Fiscal 2013

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

A MHFG IR conference for institutional investors and analysts is scheduled for November 20, 2013 (Wednesday). It will be broadcasted live on the Internet and its presentation materials will also be available for use by individual investors in the IR Information section of the Mizuho Financial Group HP immediately after the conference.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation)

Mizuho Bank, Ltd. (MHBK) and Mizuho Corporate Bank, Ltd. (MHCB) that had been consolidated subsidiaries of Mizuho Financial Group, Inc. (MHFG) conducted an absorption-type merger, with effect on July 1, 2013, whereby MHCB is the surviving company and MHBK is the dissolving company.

As a result of this, MHBK before the merger that was MHFG’s specified subsidiary is no longer applicable to a specified subsidiary. The trade name of MHCB has been changed to Mizuho Bank, Ltd. since the effective date of this merger.

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in accounting policies due to revisions of accounting standards and others)

(Application of “Accounting Standard for Consolidated Financial Statements” and others)

Mizuho Financial Group has applied “Accounting Standard for Consolidated Financial Statements”

(ASBJ Statement No. 22, March 25, 2011) and others beginning with this interim period and has newly included FANTASTIC FUNDING CORPORATION and other companies in consolidated subsidiaries.

This accounting standard and others have been applied to FANTASTIC FUNDING CORPORATION and other companies that have been newly included in consolidated subsidiaries in accordance with the transitional treatment stipulated in “Accounting Standard for Consolidated Financial Statements” Paragraph 44-4 (3). At the beginning of the first fiscal year of the application, the assets, the liabilities, and the minority interests of FANTASTIC FUNDING CORPORATION and other companies have been recorded at the accurate book value in the consolidated financial statements. As a result of this, the effect of this application on the retained earnings at the beginning of this interim period is immaterial.

1-2

Mizuho Financial Group, Inc.

2. Interim Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2013	As of September 30, 2013
Assets
Cash and Due from Banks	¥12,333,997	¥18,133,429
Call Loans and Bills Purchased	530,541	361,000
Receivables under Resale Agreements	9,025,049	12,157,183
Guarantee Deposits Paid under Securities Borrowing Transactions	5,543,914	5,586,262
Other Debt Purchased	1,279,964	2,978,895
Trading Assets	14,076,928	13,942,483
Money Held in Trust	96,014	128,874
Securities	53,472,399	46,601,342
Loans and Bills Discounted	67,536,882	67,435,232
Foreign Exchange Assets	1,412,601	1,338,201
Derivatives other than for Trading Assets	4,475,055	3,318,853
Other Assets	2,599,553	5,058,186
Tangible Fixed Assets	901,085	906,531
Intangible Fixed Assets	477,546	488,626
Deferred Tax Assets	165,299	147,872
Customers’ Liabilities for Acceptances and Guarantees	4,224,259	4,211,350
Reserves for Possible Losses on Loans	(739,990)	(645,063)
Reserve for Possible Losses on Investments	(40)	(28)

Total Assets	¥177,411,062	¥182,149,236

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2013	As of September 30, 2013
Liabilities
Deposits	¥84,241,955	¥86,720,758
Negotiable Certificates of Deposit	15,326,781	14,916,975
Call Money and Bills Sold	6,126,424	5,608,146
Payables under Repurchase Agreements	17,451,041	20,494,636
Guarantee Deposits Received under Securities Lending Transactions	11,325,439	7,306,493
Commercial Paper	472,718	619,956
Trading Liabilities	7,686,442	7,169,893
Borrowed Money	7,699,440	9,360,535
Foreign Exchange Liabilities	182,473	233,507
Short-term Bonds	477,400	568,197
Bonds and Notes	5,141,746	5,131,982
Due to Trust Accounts	1,120,696	1,253,759
Derivatives other than for Trading Liabilities	4,404,754	3,463,391
Other Liabilities	3,501,064	6,715,045
Reserve for Bonus Payments	45,754	36,325
Reserve for Employee Retirement Benefits	38,632	40,659
Reserve for Director and Corporate Auditor Retirement Benefits	1,612	1,323
Reserve for Possible Losses on Sales of Loans	48	346
Reserve for Contingencies	16,859	19,111
Reserve for Reimbursement of Deposits	16,464	16,654
Reserve for Reimbursement of Debentures	35,417	47,588
Reserves under Special Laws	1,203	1,049
Deferred Tax Liabilities	54,221	29,470
Deferred Tax Liabilities for Revaluation Reserve for Land	81,977	81,455
Acceptances and Guarantees	4,224,259	4,211,350

Total Liabilities	169,674,832	174,048,615

Net Assets
Common Stock and Preferred Stock	2,254,972	2,254,972
Capital Surplus	1,109,508	1,109,508
Retained Earnings	1,814,782	2,132,117
Treasury Stock	(4,661)	(3,846)

Total Shareholders’ Equity	5,174,601	5,492,751

Net Unrealized Gains (Losses) on Other Securities	615,883	729,899
Deferred Gains or Losses on Hedges	84,634	(4,990)
Revaluation Reserve for Land	142,345	141,461
Foreign Currency Translation Adjustments	(90,329)	(72,440)

Total Accumulated Other Comprehensive Income	752,533	793,929

Stock Acquisition Rights	2,687	1,733
Minority Interests	1,806,407	1,812,207

Total Net Assets	7,736,230	8,100,621

Total Liabilities and Net Assets	¥177,411,062	¥182,149,236

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the six months ended September 30, 2012	For the six months ended September 30, 2013
Ordinary Income	¥1,447,821	¥1,540,570
Interest Income	694,989	710,234
Interest on Loans and Bills Discounted	440,615	460,427
Interest and Dividends on Securities	168,509	163,044
Fiduciary Income	23,913	25,735
Fee and Commission Income	270,722	339,972
Trading Income	122,453	111,399
Other Operating Income	246,823	150,010
Other Ordinary Income	88,920	203,217
Ordinary Expenses	1,162,074	973,192
Interest Expenses	161,963	156,249
Interest on Deposits	45,915	50,635
Fee and Commission Expenses	56,257	64,594
Trading Expenses	—	4,268
Other Operating Expenses	36,631	69,264
General and Administrative Expenses	607,327	614,304
Other Ordinary Expenses	299,895	64,510

Ordinary Profits	285,747	567,377

Extraordinary Gains	974	529
Extraordinary Losses	9,307	4,532

Income before Income Taxes and Minority Interests	277,414	563,374

Income Taxes:
Current	128,502	71,836
Refund of Income Taxes	(46)	(4,393)
Deferred	(77,383)	24,134

Total Income Taxes	51,073	91,577

Net Income before Minority Interests	226,341	471,797

Minority Interests in Net Income	42,064	42,051

Net Income	¥184,276	¥429,745

1-5

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the six months ended September 30, 2012	For the six months ended September 30, 2013
Income before Minority Interests	¥226,341	¥471,797
Other Comprehensive Income	(44,602)	48,077
Net Unrealized Gains (Losses) on Other Securities	(70,559)	117,890
Deferred Gains or Losses on Hedges	26,986	(89,792)
Revaluation Reserve for Land	(0)	21
Foreign Currency Translation Adjustments	(1,874)	11,818
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	845	8,140

Comprehensive Income	181,738	519,875

(Breakdown)
Comprehensive Income Attributable to Owners of the Parent	138,991	472,047
Comprehensive Income Attributable to Minority Interests	42,747	47,827

1-6

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

	Millions of yen
	For the six months ended September 30, 2012	For the six months ended September 30, 2013
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the beginning of the period	¥2,254,972	¥2,254,972
Changes during the period
Total Changes during the period	—	—

Balance as of the end of the period	2,254,972	2,254,972

Capital Surplus
Balance as of the beginning of the period	1,109,783	1,109,508
Changes during the period
Disposition of Treasury Stock	(275)	—

Total Changes during the period	(275)	—

Balance as of the end of the period	1,109,508	1,109,508

Retained Earnings
Balance as of the beginning of the period	1,405,066	1,814,782
Changes during the period
Cash Dividends	(76,322)	(76,392)
Net Income	184,276	429,745
Disposition of Treasury Stock	(344)	(27)
Cancellation of Treasury Stock	—	(36,997)
Transfer from Revaluation Reserve for Land	1,185	905
Change of scope of consolidation	—	(3)
Increase in Retained Earnings due to change of accounting period of subsidiaries	—	104

Total Changes during the period	108,795	317,334

Balance as of the end of the period	1,513,862	2,132,117

Treasury Stock
Balance as of the beginning of the period	(7,074)	(4,661)
Changes during the period
Repurchase of Treasury Stock	(246)	(37,238)
Disposition of Treasury Stock	2,603	1,055
Cancellation of Treasury Stock	—	36,997

Total Changes during the period	2,357	814

Balance as of the end of the period	¥(4,716)	¥(3,846)

1-7

Mizuho Financial Group, Inc.

	Millions of yen
	For the six months ended September 30, 2012	For the six months ended September 30, 2013
Total Shareholders’ Equity
Balance as of the beginning of the period	¥4,762,749	¥5,174,601
Changes during the period
Cash Dividends	(76,322)	(76,392)
Net Income	184,276	429,745
Repurchase of Treasury Stock	(246)	(37,238)
Disposition of Treasury Stock	1,984	1,028
Transfer from Revaluation Reserve for Land	1,185	905
Change of scope of consolidation	—	(3)
Increase in Retained Earnings due to change of accounting period of subsidiaries	—	104

Total Changes during the period	110,877	318,149

Balance as of the end of the period	4,873,626	5,492,751

Accumulated Other Comprehensive Income
Net Unrealized Gains (Losses) on Other Securities
Balance as of the beginning of the period	37,857	615,883
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(71,282)	114,015

Total Changes during the period	(71,282)	114,015

Balance as of the end of the period	(33,425)	729,899

Deferred Gains or Losses on Hedges
Balance as of the beginning of the period	67,045	84,634
Changes during the period
Net Changes in Items other than Shareholders’ Equity	27,080	(89,624)

Total Changes during the period	27,080	(89,624)

Balance as of the end of the period	94,126	(4,990)

Revaluation Reserve for Land
Balance as of the beginning of the period	144,635	142,345
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(1,186)	(884)

Total Changes during the period	(1,186)	(884)

Balance as of the end of the period	¥143,449	¥141,461

1-8

Mizuho Financial Group, Inc.

	Millions of yen
	For the six months ended September 30, 2012	For the six months ended September 30, 2013
Foreign Currency Translation Adjustments
Balance as of the beginning of the period	¥(102,850)	¥(90,329)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(1,082)	17,889

Total Changes during the period	(1,082)	17,889

Balance as of the end of the period	(103,933)	(72,440)

Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	146,687	752,533
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(46,470)	41,396

Total Changes during the period	(46,470)	41,396

Balance as of the end of the period	100,216	793,929

Stock Acquisition Rights
Balance as of the beginning of the period	2,158	2,687
Changes during the period
Net Changes in Items other than Shareholders’ Equity	590	(954)

Total Changes during the period	590	(954)

Balance as of the end of the period	2,749	1,733

Minority Interests
Balance as of the beginning of the period	1,957,699	1,806,407
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(182,447)	5,799

Total Changes during the period	(182,447)	5,799

Balance as of the end of the period	1,775,252	1,812,207

Total Net Assets
Balance as of the beginning of the period	6,869,295	7,736,230
Changes during the period
Cash Dividends	(76,322)	(76,392)
Net Income	184,276	429,745
Repurchase of Treasury Stock	(246)	(37,238)
Disposition of Treasury Stock	1,984	1,028
Transfer from Revaluation Reserve for Land	1,185	905
Change of scope of consolidation	—	(3)
Increase in Retained Earnings due to change of accounting period of subsidiaries	—	104
Net Changes in Items other than Shareholders’ Equity	(228,327)	46,241

Total Changes during the period	(117,449)	364,391

Balance as of the end of the period	¥6,751,845	¥8,100,621

(4) Note for Assumption of Going Concern

There is no applicable information.

1-9

Mizuho Financial Group, Inc.

3. Interim Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2013	As of September 30, 2013
Assets
Current Assets
Cash and Due from Banks	¥26,365	¥13,365
Accounts Receivable	47,280	58,949
Other Current Assets	7,664	9,896
Total Current Assets	81,311	82,211
Fixed Assets
Tangible Fixed Assets	4,585	7,605
Intangible Fixed Assets	2,611	3,421
Investments	6,113,641	6,135,726
Investments in Subsidiaries and Affiliates	6,023,433	6,023,433
Other Investments	90,208	112,293
Total Fixed Assets	6,120,838	6,146,753

Total Assets	¥6,202,149	¥6,228,964

Liabilities
Current Liabilities
Short-term Borrowings	¥646,995	¥478,875
Short-term Bonds	500,000	500,000
Accrued Corporate Taxes	94	123
Reserve for Bonus Payments	272	261
Other Current Liabilities	6,466	7,695
Total Current Liabilities	1,153,827	986,954
Non-Current Liabilities
Bonds and Notes	240,000	240,000
Reserve for Employee Retirement Benefits	2,258	2,558
Asset Retirement Obligations	643	644
Other Non-Current Liabilities	16,496	33,626
Total Non-Current Liabilities	259,398	276,828

Total Liabilities	¥1,413,226	¥1,263,783

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	¥2,254,972	¥2,254,972
Capital Surplus
Capital Reserve	1,194,864	1,194,864
Total Capital Surplus	1,194,864	1,194,864
Retained Earnings
Appropriated Reserve	4,350	4,350
Other Retained Earnings	1,318,948	1,491,821
Retained Earnings Brought Forward	1,318,948	1,491,821
Total Retained Earnings	1,323,298	1,496,171
Treasury Stock	(4,295)	(3,310)

Total Shareholders’ Equity	4,768,840	4,942,698

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	17,395	20,749

Total Valuation and Translation Adjustments	17,395	20,749

Stock Acquisition Rights	2,687	1,733

Total Net Assets	4,788,923	4,965,181

Total Liabilities and Net Assets	¥6,202,149	¥6,228,964

1-10

Mizuho Financial Group, Inc.

(2) Non-Consolidated Statements of Income

	Millions of yen
	For the six months ended September 30, 2012	For the six months ended September 30, 2013
Operating Income	¥247,269	¥300,911
Operating Expenses
General and Administrative Expenses	10,476	10,972
Total Operating Expenses	10,476	10,972

Operating Profits	236,792	289,938

Non-Operating Income	5,892	6,268
Non-Operating Expenses	8,342	9,178

Ordinary Profits	234,342	287,028

Extraordinary Losses	0	350

Income before Income Taxes	234,341	286,677

Income Taxes:
Current	200	253
Deferred	121	133

Total Income Taxes	321	387

Net Income	¥234,020	¥286,290

1-11

Mizuho Financial Group, Inc.

(3) Non-Consolidated Statements of Changes in Net Assets

	Millions of yen
	For the six months ended September 30, 2012	For the six months ended September 30, 2013
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the beginning of the period	¥2,254,972	¥2,254,972
Changes during the period
Total Changes during the period	—	—

Balance as of the end of the period	2,254,972	2,254,972

Capital Surplus
Capital Reserve
Balance as of the beginning of the period	1,194,864	1,194,864
Changes during the period
Total Changes during the period	—	—

Balance as of the end of the period	1,194,864	1,194,864

Total Capital Surplus
Balance as of the beginning of the period	1,194,864	1,194,864
Changes during the period
Total Changes during the period	—	—

Balance as of the end of the period	1,194,864	1,194,864

Retained Earnings
Appropriated Reserve
Balance as of the beginning of the period	4,350	4,350
Changes during the period
Total Changes during the period	—	—

Balance as of the end of the period	4,350	4,350

Other Retained Earnings
Retained Earnings Brought Forward
Balance as of the beginning of the period	1,230,688	1,318,948
Changes during the period
Cash Dividends	(76,350)	(76,392)
Net Income	234,020	286,290
Disposition of Treasury Stock	(344)	(27)
Cancellation of Treasury Stock	—	(36,997)

Total Changes during the period	157,325	172,873

Balance as of the end of the period	1,388,014	1,491,821

Total Retained Earnings
Balance as of the beginning of the period	1,235,038	1,323,298
Changes during the period
Cash Dividends	(76,350)	(76,392)
Net Income	234,020	286,290
Disposition of Treasury Stock	(344)	(27)
Cancellation of Treasury Stock	—	(36,997)

Total Changes during the period	157,325	172,873

Balance as of the end of the period	¥1,392,364	¥1,496,171

1-12

Mizuho Financial Group, Inc.

	Millions of yen
	For the six months ended September 30, 2012	For the six months ended September 30, 2013
Treasury Stock
Balance as of the beginning of the period	¥(5,453)	¥(4,295)
Changes during the period
Repurchase of Treasury Stock	(2)	(37,004)
Disposition of Treasury Stock	1,094	991
Cancellation of Treasury Stock	—	36,997

Total Changes during the period	1,091	984

Balance as of the end of the period	(4,361)	(3,310)

Total Shareholders’ Equity
Balance as of the beginning of the period	4,679,422	4,768,840
Changes during the period
Cash Dividends	(76,350)	(76,392)
Net Income	234,020	286,290
Repurchase of Treasury Stock	(2)	(37,004)
Disposition of Treasury Stock	749	963

Total Changes during the period	158,417	173,858

Balance as of the end of the period	4,837,840	4,942,698

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	6,753	17,395
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(4,456)	3,353

Total Changes during the period	(4,456)	3,353

Balance as of the end of the period	2,296	20,749

Stock Acquisition Rights
Balance as of the beginning of the period	2,158	2,687
Changes during the period
Net Changes in Items other than Shareholders’ Equity	590	(954)

Total Changes during the period	590	(954)

Balance as of the end of the period	2,749	1,733

Total Net Assets
Balance as of the beginning of the period	4,688,334	4,788,923
Changes during the period
Cash Dividends	(76,350)	(76,392)
Net Income	234,020	286,290
Repurchase of Treasury Stock	(2)	(37,004)
Disposition of Treasury Stock	749	963
Net Changes in Items other than Shareholders’ Equity	(3,865)	2,399

Total Changes during the period	154,551	176,257

Balance as of the end of the period	¥4,842,886	¥4,965,181

(4) Note for Assumption of Going Concern

There is no applicable information.

1-13

SELECTED FINANCIAL INFORMATION

For the Second Quarter (First Half) of Fiscal 2013

(Six months ended September 30, 2013)

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

Non-consolidated figures for MHBK for previous periods are aggregate figures for former MHBK and former Mizuho Corporate Bank, Ltd. (“MHCB”).

Aggregate figures for the 2 banks (MHBK and MHTB) for previous periods are aggregate figures for former MHBK, former MHCB, and MHTB.

The surviving company after the merger is former MHCB and figures for MHBK include figures for former MHCB.

“HC”: Non-consolidated figures for Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2013	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Interest Margins (Domestic Operations)	NON		2-5

3. Net Gains/Losses on Securities	NON		2-6

4. Unrealized Gains/Losses on Securities	CON	NON	2-8

5. Projected Redemption Amounts for Securities	NON		2-10

6. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2-11

7. Employee Retirement Benefits	NON	CON	2-12

8. Capital Ratio (Basel III)	CON	NON	2-14

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON	2-15

2. Status of Reserves for Possible Losses on Loans	CON	NON	2-17

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON	2-18

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON	2-19

5. Coverage on Disclosed Claims under the FRL	NON		2-21

6. Overview of Non-Performing Loans (“NPLs”)	NON		2-23

7. Results of Removal of NPLs from the Balance Sheet	NON		2-24

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON		2-25

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry	NON		2-27

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2-28

(2) Loans to SMEs and Individual Customers	NON		2-28

10. Status of Loans by Region	NON		2-29

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON	CON	2-30

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2-33

2. Number of Directors and Employees	HC	NON	2-34

3. Number of Branches and Offices	NON		2-35

4. Earnings Plan for Fiscal 2013	CON	NON	2-36

Attachments	See above Notes		Page

Mizuho Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON		2-37

Comparison of Non-Consolidated Statements of Income (selected items)	NON		2-38

Non-Consolidated Statement of Changes in Net Assets	NON		2-39

Mizuho Trust & Banking Co., Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON		2-40

Comparison of Non-Consolidated Statements of Income (selected items)	NON		2-41

Non-Consolidated Statement of Changes in Net Assets	NON		2-42

Statement of Trust Assets and Liabilities	NON		2-43

Comparison of Balances of Principal Items	NON		2-44

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2013

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2013
			Change	First Half of Fiscal 2012
Consolidated Gross Profits	1	1,042,975	(61,074)	1,104,049
Net Interest Income	2	553,985	20,958	533,026
Fiduciary Income	3	25,735	1,821	23,913
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	275,378	60,913	214,464
Net Trading Income	6	107,131	(15,322)	122,453
Net Other Operating Income	7	80,746	(129,446)	210,192
General and Administrative Expenses	8	(614,304)	(6,977)	(607,327)
Personnel Expenses	9	(302,346)	1,862	(304,209)
Non-Personnel Expenses	10	(286,759)	(9,308)	(277,451)
Miscellaneous Taxes	11	(25,198)	468	(25,666)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	12	(15,837)	3,754	(19,592)
Losses on Write-offs of Loans	13	(15,835)	3,788	(19,623)
Reversal of Reserves for Possible Losses on Loans, etc.	14	92,848	67,299	25,548
Net Gains (Losses) related to Stocks	15	39,032	266,629	(227,596)
Equity in Income from Investments in Affiliates	16	13,680	8,161	5,519
Other	17	8,983	3,837	5,146

Ordinary Profits	18	567,377	281,630	285,747

Net Extraordinary Gains (Losses)	19	(4,003)	4,329	(8,332)
Income before Income Taxes and Minority Interests	20	563,374	285,960	277,414
Income Taxes—Current *	21	(67,443)	61,013	(128,456)
—Deferred	22	(24,134)	(101,517)	77,383
Net Income before Minority Interests	23	471,797	245,456	226,341
Minority Interests in Net Income	24	(42,051)	12	(42,064)

Net Income	25	429,745	245,469	184,276

* Income Taxes—Current [21] includes Refund of Income Tax.

Credit-related Costs (including Credit Costs for Trust Accounts)	26	77,010	71,054	5,955

* Credit-related Costs [26] =     Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [12] + Reversal of Reserves for Possible Losses on Loans, etc. [14] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	27	418,616	(80,733)	499,349

* Consolidated Net Business Profits [27] =  Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	28	161	13	148
Number of affiliates under the equity method	29	22	—	22

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2013					First Half of Fiscal 2012
		MHBK (Apr. - Sep.) *3	Former MHBK (Apr. - Jun.)	MHTB	Aggregate Figures	Change
Gross Profits	1	538,551	185,804	60,686	785,042	(95,146)	880,189
Domestic Gross Profits	2	292,429	152,020	53,815	498,265	(80,968)	579,233
Net Interest Income	3	211,178	113,605	15,551	340,335	(22,901)	363,236
Fiduciary Income	4			25,446	25,446	1,863	23,583
Jointly Operated Designated Money Trust	5			1,625	1,625	161	1,463
Credit Costs for Trust Accounts *[1]	6			—	—	—	—
Net Fee and Commission Income	7	80,338	34,994	11,629	126,962	22,762	104,200
Net Trading Income	8	(8,558)	831	(2,318)	(10,045)	(25,452)	15,407
Net Other Operating Income	9	9,470	2,588	3,506	15,565	(57,240)	72,806
International Gross Profits	10	246,122	33,783	6,870	286,777	(14,178)	300,955
Net Interest Income	11	136,270	10,038	3,364	149,673	37,143	112,529
Net Fee and Commission Income	12	53,107	3,094	(167)	56,033	12,315	43,718
Net Trading Income	13	38,887	(7,830)	3,767	34,825	4,855	29,969
Net Other Operating Income	14	17,856	28,481	(93)	46,244	(68,493)	114,738
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(254,661)	(132,088)	(36,998)	(423,748)	(7,012)	(416,735)
Expense Ratio	16	47.2%	71.0%	60.9%	53.9%	6.6%	47.3%
Personnel Expenses	17	(97,331)	(46,567)	(16,911)	(160,810)	(5,937)	(154,872)
Non-Personnel Expenses	18	(145,137)	(78,411)	(18,805)	(242,354)	(1,944)	(240,409)
Premium for Deposit Insurance	19	(12,866)	(10,003)	(900)	(23,769)	(67)	(23,702)
Miscellaneous Taxes	20	(12,192)	(7,108)	(1,281)	(20,583)	870	(21,454)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	21	283,890	53,716	23,688	361,294	(102,158)	463,453

Excluding Net Gains (Losses) related to Bonds	22	262,708	40,007	19,996	322,712	36,309	286,402

Reversal of (Provision for) General Reserve for Possible Losses on Loans	23	—	—	—	—	3,100	(3,100)

Net Business Profits	24	283,890	53,716	23,688	361,294	(99,058)	460,353

Net Gains (Losses) related to Bonds	25	21,182	13,709	3,691	38,582	(138,468)	177,051

Net Non-Recurring Gains (Losses)	26	81,162	17,087	6,262	104,512	406,772	(302,259)
Net Gains (Losses) related to Stocks	27	14,429	5,864	6,952	27,247	301,724	(274,477)
Expenses related to Portfolio Problems	28	(6,104)	(5,630)	(261)	(11,996)	4,747	(16,743)
Reversal of Reserves for Possible Losses on Loans, etc.	29	74,985	14,735	1,399	91,120	70,457	20,662
Other	30	(2,148)	2,118	(1,828)	(1,858)	29,842	(31,700)

Ordinary Profits	31	365,052	70,803	29,950	465,807	307,713	158,093

Net Extraordinary Gains (Losses)	32	(717)	(674)	(1,430)	(2,821)	1,010	(3,832)
Net Gains (Losses) on Disposition of Fixed Assets	33	(159)	(674)	(1,111)	(1,945)	(225)	(1,719)
Losses on Impairment of Fixed Assets	34	(557)	—	(319)	(876)	1,236	(2,112)
Income before Income Taxes	35	364,335	70,129	28,520	462,985	308,724	154,260
Income Taxes—Current *[2]	36	(17,953)	(26,259)	(10,306)	(54,519)	63,652	(118,172)
—Deferred	37	(86,847)	41,107	8,997	(36,742)	(113,891)	77,148

Net Income	38	259,533	84,977	27,211	371,722	258,485	113,236

*1 Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].
*2 Income Taxes—Current [36] includes Refund of Income Tax.
*3 Figures for MHBK for the first half of fiscal 2013 are the aggregate figures for former MHCB for the first quarter and MHBK for the second quarter.

Credit-related Costs	39	68,880	9,104	1,138	79,123	78,305	818

* Credit-related  Costs  [39]  =   Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [23] + Reversal of Reserves for Possible Losses on Loans, etc. [29] + Credit  Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40			—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	60,012	10,582	186	70,781	53,207	17,573
Losses on Write-offs of Loans	42	2,451	(780)	(261)	1,410	4,844	(3,433)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	3,531	(441)	1,159	4,249	17,912	(13,663)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	25	—	0	25	25	(0)
Reversal of (Provision for) Reserve for Contingencies	45	2,970	—	53	3,024	2,454	569
Other (including Losses on Sales of Loans)	46	(109)	(256)	—	(366)	(138)	(227)
Total	47	68,880	9,104	1,138	79,123	78,305	818

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2013				First Half of Fiscal 2012
		MHBK (Apr. - Sep.) *[2]	Former MHBK (Apr. - Jun.)	Aggregate Figures	Change
Gross Profits	1	538,551	185,804	724,356	(96,594)	820,950
Domestic Gross Profits	2	292,429	152,020	444,449	(78,980)	523,430
Net Interest Income	3	211,178	113,605	324,784	(18,862)	343,646
Net Fee and Commission Income	4	80,338	34,994	115,333	19,382	95,950
Net Trading Income	5	(8,558)	831	(7,726)	(21,211)	13,484
Net Other Operating Income	6	9,470	2,588	12,059	(58,289)	70,349
International Gross Profits	7	246,122	33,783	279,906	(17,613)	297,519
Net Interest Income	8	136,270	10,038	146,309	35,368	110,940
Net Fee and Commission Income	9	53,107	3,094	56,201	12,306	43,895
Net Trading Income	10	38,887	(7,830)	31,057	(168)	31,225
Net Other Operating Income	11	17,856	28,481	46,338	(65,120)	111,458
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(254,661)	(132,088)	(386,749)	(7,132)	(379,617)
Expense Ratio	13	47.2%	71.0%	53.3%	7.1%	46.2%
Personnel Expenses	14	(97,331)	(46,567)	(143,899)	(5,973)	(137,925)
Non-Personnel Expenses	15	(145,137)	(78,411)	(223,548)	(2,124)	(221,424)
Premium for Deposit Insurance	16	(12,866)	(10,003)	(22,869)	(115)	(22,754)
Miscellaneous Taxes	17	(12,192)	(7,108)	(19,301)	966	(20,267)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	283,890	53,716	337,606	(103,726)	441,333

Excluding Net Gains (Losses) related to Bonds	19	262,708	40,007	302,715	32,612	270,103

Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	—	—	—	3,100	(3,100)

Net Business Profits	21	283,890	53,716	337,606	(100,626)	438,232

Net Gains (Losses) related to Bonds	22	21,182	13,709	34,891	(136,339)	171,230

Net Non-Recurring Gains (Losses)	23	81,162	17,087	98,249	381,244	(282,995)
Net Gains (Losses) related to Stocks	24	14,429	5,864	20,294	278,361	(258,066)
Expenses related to Portfolio Problems	25	(6,104)	(5,630)	(11,734)	4,749	(16,484)
Reversal of Reserves for Possible Losses on Loans, etc.	26	74,985	14,735	89,720	70,535	19,184
Other	27	(2,148)	2,118	(30)	27,598	(27,629)

Ordinary Profits	28	365,052	70,803	435,856	280,618	155,237

Net Extraordinary Gains (Losses)	29	(717)	(674)	(1,391)	2,013	(3,405)
Net Gains (Losses) on Disposition of Fixed Assets	30	(159)	(674)	(834)	477	(1,311)
Losses on Impairment of Fixed Assets	31	(557)	—	(557)	1,536	(2,093)
Income before Income Taxes	32	364,335	70,129	434,464	282,632	151,832
Income Taxes—Current *[1]	33	(17,953)	(26,259)	(44,212)	70,452	(114,665)
—Deferred	34	(86,847)	41,107	(45,740)	(119,846)	74,105

Net Income	35	259,533	84,977	344,510	233,238	111,272

*1 Income Taxes—Current [33] includes Refund of Income Tax.
*2 Figures for MHBK for the first half of fiscal 2013 are the aggregate figures for former MHCB for the first quarter and MHBK for the second quarter.

Credit-related Costs	36	68,880	9,104	77,985	78,385	(400)

* Credit-related Costs [36] =     Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [26]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Possible Losses on Loans	37	60,012	10,582	70,594	54,794	15,799
Losses on Write-offs of Loans	38	2,451	(780)	1,671	4,846	(3,175)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	39	3,531	(441)	3,089	16,221	(13,131)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	40	25	—	25	25	(0)
Reversal of (Provision for) Reserve for Contingencies	41	2,970	—	2,970	2,635	334
Other (including Losses on Sales of Loans)	42	(109)	(256)	(366)	(138)	(227)
Total	43	68,880	9,104	77,985	78,385	(400)

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2013		First Half of Fiscal 2012
			Change
Gross Profits	1	60,686	1,447	59,239
Domestic Gross Profits	2	53,815	(1,987)	55,803
Net Interest Income	3	15,551	(4,039)	19,590
Fiduciary Income	4	25,446	1,863	23,583
Jointly Operated Designated Money Trust	5	1,625	161	1,463
Credit Costs for Trust Accounts *	6	—	—	—
Net Fee and Commission Income	7	11,629	3,379	8,249
Net Trading Income	8	(2,318)	(4,240)	1,922
Net Other Operating Income	9	3,506	1,049	2,457
International Gross Profits	10	6,870	3,434	3,436
Net Interest Income	11	3,364	1,774	1,589
Net Fee and Commission Income	12	(167)	9	(176)
Net Trading Income	13	3,767	5,023	(1,256)
Net Other Operating Income	14	(93)	(3,373)	3,280
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(36,998)	120	(37,118)
Expense Ratio	16	60.9%	(1.6%)	62.6%
Personnel Expenses	17	(16,911)	35	(16,946)
Non-Personnel Expenses	18	(18,805)	180	(18,985)
Premium for Deposit Insurance	19	(900)	48	(948)
Miscellaneous Taxes	20	(1,281)	(95)	(1,186)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	21	23,688	1,567	22,120

Excluding Net Gains (Losses) related to Bonds	22	19,996	3,697	16,299

Reversal of (Provision for) General Reserve for Possible Losses on Loans	23	—	—	—

Net Business Profits	24	23,688	1,567	22,120

Net Gains (Losses) related to Bonds	25	3,691	(2,129)	5,820

Net Non-Recurring Gains (Losses)	26	6,262	25,527	(19,264)
Net Gains (Losses) related to Stocks	27	6,952	23,363	(16,411)
Expenses related to Portfolio Problems	28	(261)	(2)	(258)
Reversal of Reserves for Possible Losses on Loans, etc.	29	1,399	(77)	1,477
Other	30	(1,828)	2,243	(4,071)

Ordinary Profits	31	29,950	27,094	2,856

Net Extraordinary Gains (Losses)	32	(1,430)	(1,002)	(427)
Net Gains (Losses) on Disposition of Fixed Assets	33	(1,111)	(703)	(408)
Losses on Impairment of Fixed Assets	34	(319)	(299)	(19)
Income before Income Taxes	35	28,520	26,091	2,428
Income Taxes—Current	36	(10,306)	(6,799)	(3,507)
—Deferred	37	8,997	5,954	3,043

Net Income	38	27,211	25,246	1,964

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	1,138	(79)	1,218

* Credit-related Costs [39] =     Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [23] + Reversal of Reserves for Possible Losses on Loans, etc. [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	186	(1,587)	1,773
Losses on Write-offs of Loans	42	(261)	(2)	(258)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	1,159	1,690	(531)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	0	0	0
Reversal of (Provision for) Reserve for Contingencies	45	53	(181)	234
Other (including Losses on Sales of Loans)	46	—	—	—
Total	47	1,138	(79)	1,218

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
			First Half of Fiscal 2013				First Half of Fiscal 2012
Mizuho Bank			MHBK (Apr. - Sep.) *3	Former MHBK (Apr. - Jun.)	Aggregate Figures	Change
Return on Interest-Earning Assets		1	0.75	0.76	0.75	(0.04)	0.79
Return on Loans and Bills Discounted *[1]		2	1.05	1.27	1.12	(0.07)	1.19
Return on Securities		3	0.59	0.34	0.51	0.05	0.45
Cost of Funding (including Expenses)		4	0.69	0.83	0.74	(0.00)	0.74
Cost of Deposits (including Expenses)		5	0.83	0.88	0.85	(0.05)	0.90
Cost of Deposits *[2]		6	0.05	0.04	0.05	(0.00)	0.06
Cost of Other External Liabilities		7	0.22	0.18	0.21	(0.02)	0.24
Net Interest Margin	(1)-(4)	8	0.06	(0.07)	0.01	(0.03)	0.04
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.22	0.38	0.26	(0.02)	0.29
Loan and Deposit Rate Margin	(2)-(6)	10	0.99	1.22	1.06	(0.06)	1.13

*1  Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).

*2  Deposits include Negotiable Certificates of Deposit (“NCDs”).

*3  Figures are calculated based on the figures for former MHCB for the first quarter and MHBK for the second quarter.

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted		11	1.15	1.46	1.24	(0.08)	1.33
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.32	0.57	0.39	(0.02)	0.42
Loan and Deposit Rate Margin	(11)-(6)	13	1.09	1.41	1.19	(0.07)	1.26

					(%)
					First Half of Fiscal 2013		First Half of Fiscal 2012
Mizuho Trust & Banking (3 domestic accounts) *[1]						Change
Return on Interest-Earning Assets		14			0.75	(0.15)	0.91
Return on Loans and Bills Discounted		15			0.98	(0.19)	1.17
Return on Securities		16			0.56	(0.18)	0.75
Cost of Funding		17			0.16	(0.02)	0.18
Cost of Deposits *2		18			0.09	(0.03)	0.12
Net Interest Margin	(14)-(17)	19			0.59	(0.13)	0.72
Loan and Deposit Rate Margin	(15)-(18)	20			0.89	(0.15)	1.05

*1	3 domestic accounts = banking accounts (domestic operations) + trust accounts with contracts indemnifying the principal amounts (jointly-managed money trusts).
*2	Deposits include NCDs.

2-5

Mizuho Financial Group, Inc.

3. Net Gains/Losses on Securities

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2013 *		First Half of Fiscal 2012
		Change
Net Gains (Losses) related to Bonds	38,582	(138,468)	177,051
Gains on Sales and Others	89,418	(112,193)	201,612
Losses on Sales and Others	(43,237)	(28,564)	(14,673)
Impairment (Devaluation)	(7,975)	(745)	(7,229)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	376	3,035	(2,658)
* Figures are the aggregate figures for former MHBK for the first quarter, former MHCB for the first quarter, MHBK for the second quarter, and MHTB for the first half of fiscal 2013.
	First Half of Fiscal 2013 *		First Half of Fiscal 2012
		Change
Net Gains (Losses) related to Stocks	27,247	301,724	(274,477)
Gains on Sales	29,404	15,873	13,530
Losses on Sales	(2,166)	3,298	(5,465)
Impairment (Devaluation)	(1,279)	280,416	(281,696)
Reversal of (Provision for) Reserve for Possible Losses on Investments	16	43	(26)
Gains (Losses) on Derivatives other than for Trading	1,272	2,092	(819)
* Figures are the aggregate figures for former MHBK for the first quarter, former MHCB for the first quarter, MHBK for the second quarter, and MHTB for the first half of fiscal 2013.

Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2013				First Half of Fiscal 2012
	MHBK (Apr. - Sep.) *	Former MHBK (Apr. - Jun.)	Aggregate Figures	Change
Net Gains (Losses) related to Bonds	21,182	13,709	34,891	(136,339)	171,230
Gains on Sales and Others	58,647	25,080	83,727	(112,296)	196,024
Losses on Sales and Others	(28,893)	(12,158)	(41,052)	(26,653)	(14,399)
Impairment (Devaluation)	(7,559)	(416)	(7,975)	(745)	(7,229)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—	—	—
Gains (Losses) on Derivatives other than for Trading	(1,013)	1,203	190	3,356	(3,165)
* Figures are the aggregate figures for former MHCB for the first quarter and MHBK for the second quarter.
	First Half of Fiscal 2013				First Half of Fiscal 2012
	MHBK (Apr. - Sep.) *	Former MHBK (Apr. - Jun.)	Aggregate Figures	Change
Net Gains (Losses) related to Stocks	14,429	5,864	20,294	278,361	(258,066)
Gains on Sales	15,887	6,427	22,314	9,802	12,512
Losses on Sales	(1,295)	(739)	(2,035)	2,405	(4,441)
Impairment (Devaluation)	(468)	(763)	(1,232)	264,103	(265,336)
Reversal of (Provision for) Reserve for Possible Losses on Investments	17	4	21	39	(17)
Gains (Losses) on Derivatives other than for Trading	289	937	1,226	2,010	(784)
* Figures are the aggregate figures for former MHCB for the first quarter and MHBK for the second quarter.

2-6

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2013		First Half of Fiscal 2012
		Change
Net Gains (Losses) related to Bonds	3,691	(2,129)	5,820
Gains on Sales and Others	5,690	102	5,588
Losses on Sales and Others	(2,185)	(1,911)	(274)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	186	(321)	507

	First Half of Fiscal 2013		First Half of Fiscal 2012
		Change
Net Gains (Losses) related to Stocks	6,952	23,363	(16,411)
Gains on Sales	7,089	6,071	1,017
Losses on Sales	(131)	893	(1,024)
Impairment (Devaluation)	(47)	16,312	(16,359)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(5)	4	(9)
Gains (Losses) on Derivatives other than for Trading	46	81	(34)

2-7

Mizuho Financial Group, Inc.

4. Unrealized Gains/Losses on Securities

¢ Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of September 30, 2013				As of March 31, 2013
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Other Securities	43,347,884	1,050,523	1,412,225	361,702	881,442	1,148,913	267,470
Japanese Stocks	3,169,229	1,134,191	1,230,439	96,248	710,082	843,264	133,181
Japanese Bonds	28,885,902	22,512	49,291	26,778	113,475	134,247	20,771
Japanese Government Bonds	25,956,915	7,202	18,274	11,071	88,210	89,672	1,462
Other	11,292,751	(106,181)	132,494	238,676	57,884	171,401	113,516
Foreign Bonds	8,538,997	(189,209)	18,005	207,214	17,905	74,016	56,110

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥33,688 million and ¥3,311 million, which were recognized in the statement of income for September 30, 2013 and March 31, 2013, respectively, by applying the fair-value hedge method and others. As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of September 30, 2013 and March 31, 2013 are ¥1,016,834 million and ¥878,131 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of September 30, 2013 and March 31, 2013 are ¥729,899 million and ¥615,883 million, respectively.

(2) Bonds Held to Maturity

(Millions of yen)
	As of September 30, 2013				As of March 31, 2013
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Bonds Held to Maturity	3,600,317	14,756	16,471	1,714	19,940	20,022	81

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2013				As of March 31, 2013
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Other Securities	42,201,125	952,817	1,317,638	364,820	1,026,258	1,299,158	272,899
Japanese Stocks	3,090,727	1,069,288	1,170,849	101,560	884,089	1,024,291	140,202
Japanese Bonds	28,651,082	22,070	48,462	26,391	113,231	133,999	20,768
Japanese Government Bonds	25,845,071	7,174	18,245	11,070	88,144	89,606	1,462
Other	10,459,316	(138,541)	98,326	236,868	28,937	140,866	111,928
Foreign Bonds	8,383,857	(188,375)	17,049	205,425	18,308	73,347	55,038
Mizuho Bank
Other Securities	39,966,858	864,324	1,218,034	353,709	947,009	1,210,574	263,564
Japanese Stocks	2,880,147	985,224	1,082,889	97,664	822,952	956,901	133,948
Japanese Bonds	27,319,871	21,570	46,925	25,355	108,256	128,694	20,438
Japanese Government Bonds	24,582,132	7,475	17,655	10,179	84,257	85,405	1,147
Other	9,766,839	(142,470)	88,219	230,689	15,800	124,978	109,177
Foreign Bonds	7,832,145	(184,553)	16,548	201,101	16,912	71,550	54,637
Mizuho Trust & Banking
Other Securities	2,234,267	88,492	99,603	11,111	79,248	88,584	9,335
Japanese Stocks	210,580	84,064	87,960	3,895	61,136	67,390	6,254
Japanese Bonds	1,331,210	499	1,536	1,036	4,975	5,305	329
Japanese Government Bonds	1,262,938	(301)	590	891	3,886	4,200	314
Other	692,476	3,928	10,107	6,179	13,136	15,888	2,751
Foreign Bonds	551,712	(3,822)	501	4,323	1,396	1,796	400

*	In addition to “Securities” indicated on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥33,688 million and ¥3,311 million, which were recognized in the statement of income for September 30, 2013 and March 31, 2013, respectively, by applying the fair-value hedge method and others. As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of September 30, 2013 and March 31, 2013 are ¥919,128 million and ¥1,022,947 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of September 30, 2013 and March 31, 2013 are as follows:

	(Millions of yen)
	As of September 30, 2013	As of March 31, 2013
Aggregate Figures	667,093	730,865
Mizuho Bank	596,082	669,465
Mizuho Trust & Banking	71,010	61,399

2-8

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2013				As of March 31, 2013
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Aggregate Figures	3,600,317	14,756	16,471	1,714	19,940	20,022	81
Mizuho Bank	3,600,317	14,756	16,471	1,714	19,940	20,022	81
Mizuho Trust & Banking	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2013				As of March 31, 2013
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Aggregate Figures	118,376	202,459	203,651	1,192	5,850	5,850	—
Mizuho Bank	118,376	202,459	203,651	1,192	5,850	5,850	—
Mizuho Trust & Banking	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method and others. They were excluded from Unrealized Gains (Losses) on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount was as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2013		As of March 31, 2013
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,016,834	138,702	878,131
Japanese Stocks	1,134,379	424,181	710,198
Japanese Bonds	22,512	(90,962)	113,475
Japanese Government Bonds	7,202	(81,008)	88,210
Other	(140,057)	(194,515)	54,457

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2013		As of March 31, 2013
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	919,128	(103,818)	1,022,947
Japanese Stocks	1,069,476	185,271	884,204
Japanese Bonds	22,070	(91,161)	113,231
Japanese Government Bonds	7,174	(80,969)	88,144
Other	(172,418)	(197,929)	25,510

2-9

Mizuho Financial Group, Inc.

5. Projected Redemption Amounts for Securities

¢ The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of September 30, 2013				Change				Maturity as of March 31, 2013
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	9,709.1	18,451.2	3,035.7	883.2	(3,052.3)	343.0	(1,564.3)	(109.5)	12,761.4	18,108.1	4,600.0	992.8
Japanese Government Bonds	9,293.6	17,290.1	2,723.4	—	(2,905.2)	354.9	(1,562.0)	(5.0)	12,198.9	16,935.2	4,285.4	5.0
Japanese Local Government Bonds	30.7	145.4	70.2	0.8	(3.9)	6.4	6.0	(0.0)	34.7	139.0	64.1	0.8
Japanese Corporate Bonds	384.6	1,015.6	242.0	882.4	(143.0)	(18.2)	(8.3)	(104.5)	527.7	1,033.9	250.4	987.0
Other	1,319.7	3,736.6	1,805.9	2,078.0	8.0	(2,202.4)	(295.9)	(764.4)	1,311.6	5,939.1	2,101.8	2,842.5

Mizuho Bank
Japanese Bonds	9,429.8	17,621.2	2,820.0	883.2	(3,055.6)	(176.3)	(1,397.2)	(109.5)	12,485.4	17,797.6	4,217.2	992.8
Japanese Government Bonds	9,016.1	16,515.1	2,518.4	—	(2,910.2)	(155.1)	(1,392.0)	(5.0)	11,926.4	16,670.2	3,910.4	5.0
Japanese Local Government Bonds	30.6	144.6	67.5	0.8	(3.9)	6.3	6.2	(0.0)	34.6	138.2	61.3	0.8
Japanese Corporate Bonds	382.9	961.5	234.1	882.4	(141.4)	(27.6)	(11.4)	(104.5)	524.4	989.1	245.5	987.0
Other	1,310.8	3,181.1	1,766.9	2,078.0	7.2	(2,306.6)	(289.0)	(764.4)	1,303.5	5,487.7	2,056.0	2,842.5

Mizuho Trust & Banking
Japanese Bonds	279.3	829.9	215.6	—	3.3	519.4	(167.0)	—	275.9	310.5	382.7	—
Japanese Government Bonds	277.5	775.0	205.0	—	5.0	510.0	(170.0)	—	272.5	265.0	375.0	—
Japanese Local Government Bonds	0.1	0.8	2.6	—	(0.0)	0.0	(0.1)	—	0.1	0.8	2.8	—
Japanese Corporate Bonds	1.7	54.1	7.9	—	(1.6)	9.4	3.0	—	3.3	44.7	4.9	—
Other	8.9	555.5	38.9	—	0.7	104.1	(6.8)	—	8.1	451.3	45.8	—

2-10

Mizuho Financial Group, Inc.

6. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

¢ Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of September 30, 2013				Change				As of March 31, 2013
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	4,504.3	14,581.5	5,804.4	24,890.3	16.7	1,651.5	(735.7)	932.4	4,487.6	12,930.0	6,540.1	23,957.8
Receive Float / Pay Fixed	498.3	2,090.0	4,044.9	6,633.3	(597.6)	(214.8)	1,548.2	735.7	1,096.0	2,304.8	2,496.7	5,897.5
Receive Float / Pay Float	10.0	113.1	—	123.1	(80.0)	33.1	—	(46.8)	90.0	80.0	—	170.0
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	5,012.6	16,784.7	9,849.3	31,646.8	(660.9)	1,469.8	812.5	1,621.4	5,673.6	15,314.8	9,036.8	30,025.4

Mizuho Bank
Receive Fixed / Pay Float	4,499.3	14,451.5	5,719.4	24,670.3	11.7	1,521.5	(535.7)	997.4	4,487.6	12,930.0	6,255.1	23,672.8
Receive Float / Pay Fixed	498.3	2,055.0	3,943.4	6,496.7	(557.6)	(184.8)	1,453.0	710.5	1,056.0	2,239.8	2,490.4	5,786.2
Receive Float / Pay Float	10.0	113.1	—	123.1	(80.0)	33.1	—	(46.8)	90.0	80.0	—	170.0
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	5,007.6	16,619.7	9,662.8	31,290.3	(625.9)	1,369.8	917.2	1,661.1	5,633.6	15,249.8	8,745.5	29,629.1

Mizuho Trust & Banking
Receive Fixed / Pay Float	5.0	130.0	85.0	220.0	5.0	130.0	(200.0)	(65.0)	—	—	285.0	285.0
Receive Float / Pay Fixed	—	35.0	101.5	136.5	(40.0)	(30.0)	95.2	25.2	40.0	65.0	6.3	111.3
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	5.0	165.0	186.5	356.5	(35.0)	100.0	(104.7)	(39.7)	40.0	65.0	291.3	396.3

(Reference)

Deferred Hedge Gains/Losses of Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of September 30, 2013			Change			As of March 31, 2013
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregate Figures	692.2	666.8	25.4	(53.6)	103.6	(157.2)	745.8	563.1	182.7
Mizuho Bank	622.9	590.7	32.1	(50.9)	101.3	(152.3)	673.9	489.4	184.5
Mizuho Trust & Banking	69.2	76.0	(6.7)	(2.6)	2.3	(4.9)	71.9	73.7	(1.7)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-11

Mizuho Financial Group, Inc.

7. Employee Retirement Benefits

Non-Consolidated

Projected Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		First Half of Fiscal 2013 *
			Change	First Half of Fiscal 2012
Projected Benefit Obligations (at the beginning of the fiscal year)	(A)	1,173,721	(12,604)	1,186,325
Discount Rate (%)		1.7	—	1.7
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,388,176	178,055	1,210,121
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	179,404	(211,545)	390,949
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	393,859	(20,886)	414,745

* Figures are the aggregate balances for former MHCB, former MHBK, and MHTB at the beginning of the fiscal year.

Mizuho Bank
		(Millions of yen)
		First Half of Fiscal 2013 *
			Change	First Half of Fiscal 2012
Projected Benefit Obligations (at the beginning of the fiscal year)	(A)	1,040,412	(12,170)	1,052,582
Discount Rate (%)		1.7	—	1.7
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,239,020	161,247	1,077,772
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	154,819	(191,759)	346,578
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	353,427	(18,342)	371,769

* Figures are the aggregate balances for former MHCB and former MHBK at the beginning of the fiscal year.

Mizuho Trust & Banking

Projected Benefit Obligations (at the beginning of the fiscal year)	(A)	133,309	(434)	133,743
Discount Rate (%)		1.7	—	1.7
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	149,156	16,807	132,348
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	24,584	(19,786)	44,370
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	40,431	(2,544)	42,976

2-12

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2013 *
		Change	First Half of Fiscal 2012
Service Cost	(10,596)	436	(11,032)
Interest Cost	(9,976)	107	(10,083)
Expected Return on Plan Assets	16,519	2,141	14,377
Accumulation (Amortization) of Unrecognized Actuarial Differences	(8,960)	22,444	(31,405)
Other	(1,968)	123	(2,091)

Total	(14,983)	25,252	(40,235)

*	Figures are the aggregate figures for former MHBK for the first quarter, former MHCB for the first quarter, MHBK for the second quarter, and MHTB for the first half of fiscal 2013.

Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2013
	MHBK (Apr. - Sep.) *	Former MHBK (Apr. - Jun.)	Aggregate Figures	Change	First Half of Fiscal 2012
Service Cost	(5,790)	(3,380)	(9,170)	423	(9,594)
Interest Cost	(5,863)	(2,979)	(8,843)	103	(8,946)
Expected Return on Plan Assets	9,626	5,057	14,684	1,944	12,740
Accumulation (Amortization) of Unrecognized Actuarial Differences	(5,063)	(2,637)	(7,700)	20,112	(27,812)
Other	(1,106)	(591)	(1,698)	72	(1,771)

Total	(8,197)	(4,531)	(12,728)	22,656	(35,385)

*	Figures are the aggregate figures for former MHCB for the first quarter and MHBK for the second quarter.

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2013
		Change	First Half of Fiscal 2012
Service Cost	(1,425)	12	(1,437)
Interest Cost	(1,133)	3	(1,136)
Expected Return on Plan Assets	1,834	197	1,637
Accumulation (Amortization) of Unrecognized Actuarial Differences	(1,260)	2,332	(3,593)
Other	(270)	50	(320)

Total	(2,254)	2,596	(4,850)

Consolidated

		(Millions of yen)
		First Half of Fiscal 2013
			Change	First Half of Fiscal 2012
Projected Benefit Obligations (at the beginning of the fiscal year)	(A)	1,326,443	(2,379)	1,328,823
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,512,741	200,855	1,311,886
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	193,916	(224,976)	418,892
Amount accumulated (amortized) during the period		(10,584)	22,949	(33,534)
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)	418,846	(19,161)	438,008
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)	38,632	2,579	36,053

Income (Expenses) related to Employee Retirement Benefits		(22,969)	24,146	(47,115)

2-13

Mizuho Financial Group, Inc.

8. Capital Ratio (Basel III)

Mizuho Financial Group

	(%, Billions of yen)
	Consolidated
	As of September 30, 2013 (Preliminary)		As of March 31, 2013
International Standard (Basel III)		Change
(1) Total Capital Ratio	14.98	0.80	14.18
(2) Tier 1 Capital Ratio	11.70	0.68	11.02
(3) Common Equity Tier 1 Capital Ratio	8.78	0.62	8.16
(4) Total Capital	8,806.6	462.1	8,344.5
(5) Tier 1 Capital	6,881.2	393.7	6,487.4
(6) Common Equity Tier 1 Capital	5,166.6	362.8	4,803.8
(7) Risk weighted Assets	58,789.0	(34.5)	58,823.5
(8) Total Required Capital (7)X8%	4,703.1	(2.7)	4,705.8

Mizuho Bank

	Consolidated			Non-Consolidated
	As of September 30, 2013 (Preliminary)	As of March 31, 2013		As of September 30, 2013 (Preliminary)
International Standard (Basel III)		Former MHCB	Former MHBK (Reference)
(1) Total Capital Ratio	16.34	13.89	14.08	16.57
(2) Tier 1 Capital Ratio	12.91	11.03	10.13	12.93
(3) Common Equity Tier 1 Capital Ratio	10.45	8.65	8.90	10.43
(4) Total Capital	8,514.7	5,130.0	3,258.6	8,492.7
(5) Tier 1 Capital	6,726.9	4,071.3	2,343.8	6,626.1
(6) Common Equity Tier 1 Capital	5,448.7	3,195.0	2,060.5	5,346.9
(7) Risk weighted Assets	52,097.7	36,908.3	23,128.6	51,231.4
(8) Total Required Capital (7)X8%	4,167.8	2,952.6	1,850.2	4,098.5

*           Figures as of March 31, 2013 are on a basis in which distribution of all of the shares of Mizuho Securities to Mizuho Financial Group as a dividend in kind (Former MHCB¥424.4 billion, Former MHBK¥125.7 billion) on April 1, 2013 is deducted from Common Equity Tier 1 Capital.

Mizuho Trust & Banking

	Consolidated			Non-Consolidated
	As of September 30, 2013 (Preliminary)		As of March 31, 2013	As of September 30, 2013 (Preliminary)
International Standard (Basel III)		Change
(1) Total Capital Ratio	18.63	1.41	17.22	18.69
(2) Tier 1 Capital Ratio	14.46	1.22	13.24	14.53
(3) Common Equity Tier 1 Capital Ratio	14.46	1.22	13.24	14.53
(4) Total Capital	482.8	35.3	447.5	479.1
(5) Tier 1 Capital	374.8	30.6	344.2	372.5
(6) Common Equity Tier 1 Capital	374.8	30.6	344.2	372.5
(7) Risk weighted Assets	2,591.8	(6.2)	2,598.0	2,562.6
(8) Total Required Capital (7)X8%	207.3	(0.4)	207.8	205.0

2-14

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of September 30, 2013				As of March 31, 2013
		%	Change	%		%
Loans to Bankrupt Obligors	19,468	0.02	(14,220)	(0.02)	33,688	0.04
Non-Accrual Delinquent Loans	526,284	0.78	(111,627)	(0.16)	637,911	0.94
Loans Past Due for 3 Months or More	2,319	0.00	(1,148)	(0.00)	3,468	0.00
Restructured Loans	542,143	0.80	(152,588)	(0.22)	694,732	1.02

Total	1,090,215	1.61	(279,585)	(0.41)	1,369,801	2.02

Total Loans	67,435,232	100.00	(101,649)		67,536,882	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	214,522		(18,209)		232,731

Trust Account
	As of September 30, 2013				As of March 31, 2013
		%	Change	%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,052	16.66	(7)	0.65	3,060	16.01
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	3,052	16.66	(7)	0.65	3,060	16.01

Total Loans	18,312	100.00	(802)		19,114	100.00

Consolidated + Trust Account
	As of September 30, 2013				As of March 31, 2013
		%	Change	%		%
Loans to Bankrupt Obligors	19,468	0.02	(14,220)	(0.02)	33,688	0.04
Non-Accrual Delinquent Loans	529,336	0.78	(111,634)	(0.16)	640,971	0.94
Loans Past Due for 3 Months or More	2,319	0.00	(1,148)	(0.00)	3,468	0.00
Restructured Loans	542,143	0.80	(152,588)	(0.22)	694,732	1.02

Total	1,093,267	1.62	(279,593)	(0.41)	1,372,861	2.03

Total Loans	67,453,545	100.00	(102,452)		67,555,997	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-15

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen, %)
	As of September 30, 2013				As of March 31, 2013
(Banking Account + Trust Account)		%	Change	%		%
Loans to Bankrupt Obligors	16,201	0.02	(14,502)	(0.02)	30,703	0.04
Non-Accrual Delinquent Loans	508,541	0.74	(115,056)	(0.18)	623,597	0.92
Loans Past Due for 3 Months or More	2,307	0.00	(1,149)	(0.00)	3,456	0.00
Restructured Loans	439,978	0.64	(137,361)	(0.21)	577,340	0.85

Total	967,029	1.42	(268,069)	(0.41)	1,235,098	1.83

Total Loans	68,051,001	100.00	843,706		67,207,294	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	189,707		(19,135)		208,842
Mizuho Bank
Loans to Bankrupt Obligors	16,143	0.02	(14,470)	(0.02)	30,613	0.04
Non-Accrual Delinquent Loans	490,819	0.75	(112,518)	(0.19)	603,337	0.95
Loans Past Due for 3 Months or More	2,306	0.00	(1,062)	(0.00)	3,368	0.00
Restructured Loans	433,038	0.66	(135,418)	(0.22)	568,457	0.89

Total	942,307	1.45	(263,469)	(0.44)	1,205,776	1.89

Total Loans	64,708,374	100.00	1,246,295		63,462,079	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	186,049		(19,573)		205,623
Mizuho Trust & Banking
(Banking Account)
Loans to Bankrupt Obligors	58	0.00	(32)	(0.00)	90	0.00
Non-Accrual Delinquent Loans	14,669	0.44	(2,530)	(0.02)	17,199	0.46
Loans Past Due for 3 Months or More	1	0.00	(86)	(0.00)	88	0.00
Restructured Loans	6,940	0.20	(1,943)	(0.02)	8,883	0.23

Total	21,669	0.65	(4,592)	(0.05)	26,261	0.70

Total Loans	3,324,314	100.00	(401,785)		3,726,100	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	3,657		438		3,218
(Trust Account)
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,052	16.66	(7)	0.65	3,060	16.01
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	3,052	16.66	(7)	0.65	3,060	16.01

Total Loans	18,312	100.00	(802)		19,114	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-16

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of September 30, 2013		As of March 31, 2013
		Change
Reserves for Possible Losses on Loans	645,063	(94,927)	739,990
General Reserve for Possible Losses on Loans	433,365	(69,651)	503,017
Specific Reserve for Possible Losses on Loans	210,623	(25,292)	235,915
Reserve for Possible Losses on Loans to Restructuring Countries	1,074	16	1,058
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	248,602	(21,786)	270,388

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2013		As of March 31, 2013
		Change
Reserves for Possible Losses on Loans	551,706	(94,315)	646,022
General Reserve for Possible Losses on Loans	385,760	(70,781)	456,541
Specific Reserve for Possible Losses on Loans	164,872	(23,550)	188,423
Reserve for Possible Losses on Loans to Restructuring Countries	1,074	16	1,058
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	223,024	(22,652)	245,677
Mizuho Bank
Reserves for Possible Losses on Loans	536,748	(92,470)	629,218
General Reserve for Possible Losses on Loans	374,538	(70,594)	445,132
Specific Reserve for Possible Losses on Loans	161,135	(21,891)	183,027
Reserve for Possible Losses on Loans to Restructuring Countries	1,074	16	1,057
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	218,835	(23,124)	241,959
Mizuho Trust & Banking
Reserves for Possible Losses on Loans	14,958	(1,845)	16,804
General Reserve for Possible Losses on Loans	11,221	(186)	11,408
Specific Reserve for Possible Losses on Loans	3,736	(1,658)	5,395
Reserve for Possible Losses on Loans to Restructuring Countries	0	(0)	0
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	4,189	471	3,717

*	Reserve for Possible Losses on Entrusted Loans (¥55 million and ¥66 million for September 30, 2013 and March 31, 2013 respectively) is not included in the above figures for Trust Account.

2-17

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of September 30, 2013		As of March 31, 2013
		Change
Mizuho Financial Group	59.16	5.14	54.02
* Above figures are presented net of partial direct write-offs. Non-Consolidated
	(%)
	As of September 30, 2013		As of March 31, 2013
		Change
Total	57.23	4.79	52.43
Mizuho Bank	56.96	4.77	52.18
Mizuho Trust & Banking (Banking Account)	69.03	5.04	63.98
* Above figures are presented net of partial direct write-offs.

2-18

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

Consolidated

	(Millions of yen)
	As of September 30, 2013		As of March 31, 2013
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	146,095	(29,366)	175,461
Claims with Collection Risk	464,696	(99,066)	563,763
Claims for Special Attention	544,513	(153,750)	698,263
Total	1,155,305	(282,182)	1,437,488

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	247,931	(21,805)	269,736
Trust Account
	As of September 30, 2013		As of March 31, 2013
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	3,052	(7)	3,060
Claims for Special Attention	—	—	—
Total	3,052	(7)	3,060
Consolidated + Trust Account
	As of September 30, 2013		As of March 31, 2013
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	146,095	(29,366)	175,461
Claims with Collection Risk	467,749	(99,074)	566,823
Claims for Special Attention	544,513	(153,750)	698,263
Total	1,158,358	(282,190)	1,440,548
* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-19

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of September 30, 2013				As of March 31, 2013
		%	Change	%		%
Claims against Bankrupt and Substantially Bankrupt Obligors	131,046	0.17	(28,134)	(0.03)	159,181	0.21
Claims with Collection Risk	452,740	0.59	(100,557)	(0.13)	553,297	0.73
Claims for Special Attention	442,336	0.58	(138,523)	(0.18)	580,860	0.76
Sub-total	1,026,123	1.35	(267,215)	(0.35)	1,293,339	1.71
Normal Claims	74,842,132	98.64	548,537	0.35	74,293,594	98.28
Total	75,868,256	100.00	281,322		75,586,934	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	222,668		(22,686)		245,354

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	100,990	0.13	(27,899)	(0.04)	128,889	0.17
Claims with Collection Risk	436,768	0.60	(98,212)	(0.14)	534,980	0.74
Claims for Special Attention	435,344	0.60	(136,480)	(0.19)	571,825	0.79
Sub-total	973,103	1.34	(262,592)	(0.37)	1,235,695	1.72
Normal Claims	71,443,109	98.65	950,895	0.37	70,492,213	98.27
Total	72,416,213	100.00	688,303		71,727,909	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	218,835		(23,124)		241,959

Mizuho Trust & Banking
(Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	30,056	0.87	(235)	0.08	30,292	0.78
Claims with Collection Risk	12,918	0.37	(2,337)	(0.02)	15,256	0.39
Claims for Special Attention	6,991	0.20	(2,042)	(0.03)	9,034	0.23
Sub-total	49,967	1.45	(4,615)	0.03	54,583	1.42
Normal Claims	3,383,763	98.54	(401,563)	(0.03)	3,785,326	98.57
Total	3,433,730	100.00	(406,179)		3,839,910	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	3,832		438		3,394

(Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—	—
Claims with Collection Risk	3,052	16.66	(7)	0.65	3,060	16.01
Claims for Special Attention	—	—	—	—	—	—
Sub-total	3,052	16.66	(7)	0.65	3,060	16.01
Normal Claims	15,259	83.33	(794)	(0.65)	16,054	83.98
Total	18,312	100.00	(802)		19,114	100.00
* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-20

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRL

Non-Consolidated

(1) Disclosed Claims under the FRL and Coverage Amount

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2013		As of March 31, 2013
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	131.0	(28.1)	159.1
Collateral, Guarantees, and equivalent	116.1	(21.1)	137.2
Reserve for Possible Losses	14.9	(7.0)	21.9
Claims with Collection Risk	449.6	(100.5)	550.2
Collateral, Guarantees, and equivalent	211.5	(71.4)	283.0
Reserve for Possible Losses	162.1	(16.5)	178.6
Claims for Special Attention	442.3	(138.5)	580.8
Collateral, Guarantees, and equivalent	170.8	(51.9)	222.8
Reserve for Possible Losses	69.8	(42.3)	112.2

Total	1,023.0	(267.2)	1,290.2

Collateral, Guarantees, and equivalent	498.5	(144.5)	643.1
Reserve for Possible Losses	246.9	(65.9)	312.8

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	100.9	(27.8)	128.8
Collateral, Guarantees, and equivalent	98.5	(20.9)	119.4
Reserve for Possible Losses	2.4	(6.9)	9.3
Claims with Collection Risk	436.7	(98.2)	534.9
Collateral, Guarantees, and equivalent	202.9	(71.0)	274.0
Reserve for Possible Losses	158.4	(14.9)	173.4
Claims for Special Attention	435.3	(136.4)	571.8
Collateral, Guarantees, and equivalent	168.7	(51.5)	220.2
Reserve for Possible Losses	68.7	(42.0)	110.8

Total	973.1	(262.5)	1,235.6

Collateral, Guarantees, and equivalent	470.2	(143.5)	613.7
Reserve for Possible Losses	229.6	(63.9)	293.6

Mizuho Trust & Banking

(Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	30.0	(0.2)	30.2
Collateral, Guarantees, and equivalent	17.6	(0.1)	17.7
Reserve for Possible Losses	12.4	(0.0)	12.5
Claims with Collection Risk	12.9	(2.3)	15.2
Collateral, Guarantees, and equivalent	8.6	(0.3)	9.0
Reserve for Possible Losses	3.6	(1.6)	5.2
Claims for Special Attention	6.9	(2.0)	9.0
Collateral, Guarantees, and equivalent	2.0	(0.4)	2.5
Reserve for Possible Losses	1.1	(0.2)	1.4

Total	49.9	(4.6)	54.5

Collateral, Guarantees, and equivalent	28.3	(0.9)	29.3
Reserve for Possible Losses	17.2	(1.9)	19.2

(Reference) Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	3.0	(0.0)	3.0
Collateral, Guarantees, and equivalent	3.0	(0.0)	3.0
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—

Total	3.0	(0.0)	3.0

Collateral, Guarantees, and equivalent	3.0	(0.0)	3.0

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-21

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2013		As of March 31, 2013
		Change
Coverage Amount	745.4	(210.5)	956.0
Reserves for Possible Losses on Loans	246.9	(65.9)	312.8
Collateral, Guarantees, and equivalent	498.5	(144.5)	643.1

	(%)
Coverage Ratio	72.9	(1.2)	74.1
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	83.1	(0.8)	83.9
Claims for Special Attention	54.4	(3.2)	57.6
Claims against Special Attention Obligors	57.6	(0.6)	58.3

Reserve Ratio against Non-collateralized Claims	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	68.0	1.2	66.8
Claims for Special Attention	25.7	(5.6)	31.3
Claims against Special Attention Obligors	28.7	(3.1)	31.9

(Reference) Reserve Ratio	(%)
Claims against Special Attention Obligors	17.11	(2.48)	19.59
Claims against Watch Obligors excluding Special Attention Obligors	6.89	0.61	6.27
Claims against Normal Obligors	0.11	(0.00)	0.11

Mizuho Bank
	(Billions of yen)
Coverage Amount	699.9	(207.5)	907.4
Reserves for Possible Losses on Loans	229.6	(63.9)	293.6
Collateral, Guarantees, and equivalent	470.2	(143.5)	613.7

	(%)
Coverage Ratio	71.9	(1.5)	73.4
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	82.7	(0.8)	83.6
Claims for Special Attention	54.5	(3.3)	57.9
Claims against Special Attention Obligors	58.0	(0.6)	58.7

Reserve Ratio against Non-collateralized Claims	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	67.7	1.3	66.4
Claims for Special Attention	25.8	(5.7)	31.5
Claims against Special Attention Obligors	29.0	(3.2)	32.2

(Reference) Reserve Ratio	(%)
Claims against Special Attention Obligors	17.14	(2.54)	19.68
Claims against Watch Obligors excluding Special Attention Obligors	6.92	0.60	6.31
Claims against Normal Obligors	0.11	(0.00)	0.11

Mizuho Trust & Banking (Banking Account)
	(Billions of yen)
Coverage Amount	45.5	(2.9)	48.5
Reserves for Possible Losses on Loans	17.2	(1.9)	19.2
Collateral, Guarantees, and equivalent	28.3	(0.9)	29.3

	(%)
Coverage Ratio	91.2	2.2	88.9
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	95.3	1.4	93.8
Claims for Special Attention	45.9	2.0	43.8
Claims against Special Attention Obligors	41.1	0.2	40.9

Reserve Ratio against Non-collateralized Claims	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	85.8	0.8	84.9
Claims for Special Attention	22.7	0.9	21.7
Claims against Special Attention Obligors	21.3	0.3	20.9

(Reference) Reserve Ratio	(%)
Claims against Special Attention Obligors	15.94	0.27	15.67
Claims against Watch Obligors excluding Special Attention Obligors	5.84	0.99	4.85
Claims against Normal Obligors	0.09	(0.00)	0.09

2-22

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

Notes:	1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.
	2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents the amount of claims other than loans included in Disclosed Claims under the FRL.

2-23

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRL)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2010	Fiscal 2011	Fiscal 2012	Fiscal 2013
	As of March 31, 2011	As of March 31, 2012	As of March 31, 2013	As of September 30, 2013
				MHBK	MHTB *	Aggregate Figures for the 2 Banks
							Change from March 31, 2013
Amount Categorized as above up to Fiscal 2010	784.6	440.6	319.4	226.1	36.0	262.2	(57.2)
of which the amount which was in the process of being removed from the balance sheet	177.3	71.6	43.5	34.4	0.8	35.3	(8.2)
Amount Newly Categorized as above during Fiscal 2011		237.9	119.6	74.8	0.8	75.6	(43.9)
of which the amount which was in the process of being removed from the balance sheet		42.0	25.8	7.7	0.3	8.0	(17.7)
Amount Newly Categorized as above during Fiscal 2012			273.3	165.5	5.3	170.8	(102.5)
of which the amount which was in the process of being removed from the balance sheet			25.1	14.6	0.2	14.9	(10.2)
Amount Newly Categorized as above during the First Half of Fiscal 2013				71.2	3.7	75.0	75.0
of which the amount which was in the process of being removed from the balance sheet				16.6	0.2	16.8	16.8

Total	784.6	678.6	712.4	537.7	46.0	583.7	(128.6)

of which the amount which was in the process of being removed from the balance sheet	177.3	113.6	94.5	73.4	1.7	75.2	(19.3)

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the First Half of Fiscal 2013

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
		MHBK *	MHTB (Banking Account + Trust Account)
Liquidation	(21.1)	(21.1)	—
Restructuring	(1.1)	(1.1)	—
Improvement in Business Performance due to Restructuring	(2.1)	(2.1)	(0.0)
Loan Sales	(37.4)	(37.4)	—
Direct Write-off	17.8	18.5	(0.7)
Other	(159.6)	(154.0)	(5.5)
Debt recovery	(57.8)	(56.3)	(1.5)
Improvement in Business Performance	(101.7)	(97.6)	(4.0)

Total	(203.7)	(197.4)	(6.3)

*	Figures are the aggregate figures for former MHBK for the first quarter, former MHCB for the first quarter, and MHBK for the second quarter.

2-24

Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2013				As of March 31, 2013
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	56,560.3	856.9	(177.1)	(258.0)	56,737.5	1,115.0
Manufacturing	7,720.2	169.6	53.0	(121.6)	7,667.2	291.2
Agriculture & Forestry	35.2	0.2	0.2	(0.0)	34.9	0.3
Fishery	2.1	0.4	0.0	—	2.1	0.4
Mining, Quarrying Industry & Gravel Extraction Industry	229.4	0.0	13.3	(0.0)	216.0	0.0
Construction	779.4	32.2	(32.6)	(3.1)	812.1	35.4
Utilities	2,210.4	3.4	82.3	(1.0)	2,128.1	4.5
Communication	1,183.3	10.5	195.2	(9.3)	988.0	19.8
Transportation & Postal Industry	2,474.7	31.6	(154.0)	(74.1)	2,628.8	105.7
Wholesale & Retail	4,761.6	135.8	(76.3)	(15.0)	4,838.0	150.8
Finance & Insurance	6,043.9	12.2	(195.6)	(1.5)	6,239.5	13.8
Real Estate	6,471.6	104.7	(141.2)	(81.6)	6,612.9	186.4
Commodity Lease	1,547.8	2.0	(14.4)	(0.1)	1,562.2	2.2
Service Industries	2,428.2	78.1	19.4	(6.4)	2,408.7	84.6
Local Governments	1,174.2	2.9	(51.0)	(0.0)	1,225.2	2.9
Governments	5,588.1	—	(1.7)	—	5,589.8	—
Other	13,909.5	272.6	126.3	56.4	13,783.2	216.2
Overseas Total (including Loans Booked Offshore)	12,500.2	110.0	1,065.9	(10.0)	11,434.2	120.0
Governments	555.3	—	207.6	—	347.6	—
Financial Institutions	4,328.9	—	225.9	—	4,103.0	—
Other	7,615.9	110.0	632.3	(10.0)	6,983.5	120.0
Total	69,060.5	967.0	888.8	(268.0)	68,171.7	1,235.0

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:
As of September 30, 2013: ¥ 478.8 billion
As of March 31, 2013: ¥ 646.9 billion
*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-25

Mizuho Financial Group, Inc.

Mizuho Bank

	(Billions of yen)
	As of September 30, 2013				As of March 31, 2013
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	52,214.3	832.2	180.2	(253.4)	52,034.0	1,085.7
Manufacturing	7,142.6	165.7	30.5	(120.1)	7,112.0	285.8
Agriculture & Forestry	35.2	0.2	0.2	(0.0)	34.9	0.3
Fishery	2.1	0.4	0.0	—	2.1	0.4
Mining, Quarrying Industry & Gravel Extraction Industry	226.8	0.0	13.9	(0.0)	212.9	0.0
Construction	728.1	32.1	(27.8)	(3.1)	755.9	35.3
Utilities	1,965.3	3.4	75.4	(1.0)	1,889.8	4.5
Communication	1,106.0	10.5	182.1	(8.9)	923.8	19.4
Transportation & Postal Industry	2,266.6	31.6	(146.8)	(74.1)	2,413.5	105.7
Wholesale & Retail	4,603.2	135.4	(72.5)	(14.4)	4,675.8	149.8
Finance & Insurance	5,492.4	12.2	(230.4)	(1.5)	5,722.9	13.8
Real Estate	5,419.4	92.5	(137.1)	(79.7)	5,556.5	172.3
Commodity Lease	1,345.3	2.0	(0.4)	(0.1)	1,345.7	2.2
Service Industries	2,356.5	78.0	17.8	(6.2)	2,338.7	84.3
Local Governments	1,147.4	—	(49.3)	—	1,196.8	—
Governments	5,412.8	—	422.8	—	4,989.9	—
Other	12,963.8	267.8	101.8	56.3	12,862.0	211.4
Overseas Total (including Loans Booked Offshore)	12,494.0	110.0	1,066.0	(10.0)	11,427.9	120.0
Governments	554.7	—	207.7	—	347.0	—
Financial Institutions	4,328.9	—	225.9	—	4,103.0	—
Other	7,610.2	110.0	632.3	(10.0)	6,977.8	120.0
Total	64,708.3	942.3	1,246.2	(263.4)	63,462.0	1,205.7
Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	4,345.9	24.7	(357.4)	(4.6)	4,703.4	29.3
Manufacturing	577.6	3.8	22.4	(1.5)	555.1	5.4
Agriculture & Forestry	0.0	—	(0.0)	—	0.0	—
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	2.5	—	(0.5)	—	3.1	—
Construction	51.3	0.1	(4.8)	(0.0)	56.1	0.1
Utilities	245.0	—	6.8	—	238.2	—
Communication	77.2	—	13.1	(0.4)	64.1	0.4
Transportation & Postal Industry	208.1	0.0	(7.2)	(0.0)	215.3	0.0
Wholesale & Retail	158.4	0.4	(3.7)	(0.5)	162.2	1.0
Finance & Insurance	551.4	—	34.8	—	516.6	—
Real Estate	1,052.1	12.2	(4.1)	(1.8)	1,056.3	14.1
Commodity Lease	202.5	—	(13.9)	—	216.5	—
Service Industries	71.6	0.1	1.6	(0.2)	70.0	0.3
Local Governments	26.7	2.9	(1.6)	(0.0)	28.4	2.9
Governments	175.2	—	(424.5)	—	599.8	—
Other	945.7	4.8	24.5	0.0	921.2	4.7
Overseas Total (including Loans Booked Offshore)	6.1	—	(0.0)	—	6.2	—
Governments	0.5	—	(0.0)	—	0.5	—
Financial Institutions	—	—	—	—	—	—
Other	5.6	—	0.0	—	5.6	—
Total	4,352.1	24.7	(357.4)	(4.6)	4,709.6	29.3

*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-26

Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2013				As of March 31, 2013
			Change
	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	900.0	73.2	(261.6)	(2.2)	1,161.6	75.4
Manufacturing	172.1	65.1	(124.3)	(7.7)	296.5	72.9
Agriculture & Forestry	0.2	29.0	(0.0)	(11.4)	0.3	40.4
Fishery	0.4	26.9	—	(2.2)	0.4	29.1
Mining, Quarrying Industry & Gravel Extraction Industry	0.0	100.0	(0.0)	—	0.0	100.0
Construction	32.3	80.4	(3.2)	5.5	35.6	74.9
Utilities	3.4	62.6	(1.0)	8.8	4.5	53.8
Communication	10.7	61.4	(9.4)	4.2	20.1	57.1
Transportation & Postal Industry	31.7	60.6	(74.3)	(12.7)	106.0	73.3
Wholesale & Retail	141.7	60.4	(17.0)	(1.0)	158.8	61.5
Finance & Insurance	12.2	19.6	(1.5)	(0.0)	13.8	19.6
Real Estate	104.9	87.3	(81.8)	(3.4)	186.7	90.7
Commodity Lease	2.0	66.5	(0.1)	(5.5)	2.2	72.1
Service Industries	78.8	66.5	(6.1)	(0.4)	85.0	66.9
Local Governments	31.2	100.0	(0.0)	—	31.2	100.0
Other	277.7	82.0	57.7	(0.6)	220.0	82.7
Overseas Total (including Loans Booked Offshore)	126.0	70.7	(5.6)	8.3	131.6	62.4
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	126.0	70.7	(5.6)	8.3	131.6	62.4
Total	1,026.1	72.9	(267.2)	(1.2)	1,293.3	74.1

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-27

Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2013		As of March 31, 2013
		Change
Housing and Consumer Loans	11,999.8	(186.6)	12,186.5
Housing Loans for owner’s residential housing	10,338.4	(158.6)	10,497.0

Mizuho Bank

Housing and Consumer Loans	11,820.0	(172.2)	11,992.2
Housing Loans	10,834.2	(200.4)	11,034.6
for owner’s residential housing	10,179.4	(146.5)	10,326.0
Consumer loans	985.7	28.1	957.5

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	179.7	(14.4)	194.2
Housing Loans for owner’s residential housing	158.9	(12.0)	171.0

*	Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(%, Billions of yen)
	As of September 30, 2013		As of March 31, 2013
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	56.3	0.0	56.3
Loans to SMEs and Individual Customers	31,879.2	(84.0)	31,963.2

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	56.9	(0.4)	57.3
Loans to SMEs and Individual Customers	29,727.1	(122.0)	29,849.1

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	49.5	4.5	44.9
Loans to SMEs and Individual Customers	2,152.0	38.0	2,114.0

*	Above figures are aggregate banking and trust account amounts.
*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of “Small and Medium-sized Enterprises” is as follows:
Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

2-28

Mizuho Financial Group, Inc.

10. Status of Loans by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2013				As of March 31, 2013
		Non-Accrual, Past Due and Restructured Loans	Change
	Outstanding Balance		Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans
Asia	4,803.3	27.9	852.9	(1.2)	3,950.4	29.1
Hong Kong	1,082.5	4.1	270.9	(0.7)	811.5	4.9
South Korea	690.3	1.3	151.1	(0.0)	539.2	1.4
Singapore	702.2	11.5	90.9	(0.3)	611.3	11.9
Thailand	657.1	0.2	72.4	(0.6)	584.6	0.8
Central and South America	3,329.5	169.5	96.8	(0.3)	3,232.7	169.9
North America	3,488.3	0.6	147.1	(3.6)	3,341.2	4.2
Eastern Europe	25.1	—	0.5	(0.4)	24.6	0.4
Western Europe	2,513.5	40.0	(73.4)	(9.8)	2,587.0	49.9
Other	1,281.7	13.1	19.2	1.8	1,262.5	11.3
Total	15,441.8	251.3	1,043.2	(13.6)	14,398.5	265.0

2-29

Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Aggregate Figures for the 2 Banks

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2013 to September 30, 2018)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	3,988.7
Income before Income Taxes	2	3,257.6
Tax Adjustments *[1]	3	369.6
Taxable Income before Current Deductible Temporary Differences *[2]	4	3,627.2

Effective Statutory Tax Rate	5	35.55%~38.00%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,318.0

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2013.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2009	208.3
Fiscal 2010	313.7
Fiscal 2011	491.9
Fiscal 2012	107.3
First Half of Fiscal 2013 (estimate)	120.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for the first half of fiscal 2013 is the aggregate figure for former MHBK for the first quarter, former MHCB for the first quarter, MHBK for the second quarter, and MHTB for the first half of fiscal 2013.
*3.	Figure for the first half of fiscal 2013 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2013		As of March 31, 2013
			Change
Reserves for Possible Losses on Loans	7	222.0	(29.5)	251.5
Impairment of Securities	8	238.5	(466.6)	705.2
Net Unrealized Losses on Other Securities	9	27.4	(7.2)	34.6
Reserve for Employee Retirement Benefits	10	13.6	(0.1)	13.8
Net Deferred Hedge Losses	11	2.3	1.3	1.0
Tax Losses Carried Forward	12	—	—	—
Other	13	295.9	5.0	290.9

Total Deferred Tax Assets	14	800.0	(497.2)	1,297.2

Valuation Allowance	15	(264.7)	459.4	(724.1)

Sub-Total [ 14 + 15 ]	16	535.2	(37.8)	573.1

Amount related to Retirement Benefits Accounting *[1]	17	(135.1)	(4.6)	(130.4)
Net Unrealized Gains on Other Securities	18	(246.4)	44.8	(291.2)
Net Deferred Hedge Gains	19	(11.4)	54.7	(66.1)
Other	20	(38.8)	1.8	(40.6)

Total Deferred Tax Liabilities	21	(431.9)	96.7	(528.6)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	103.3	58.8	44.4
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *[2]	23	(252.0)	40.0	(292.0)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	(9.0)	56.0	(65.1)
Tax effects related to others	25	364.4	(37.2)	401.6

*1	Amount related to Retirement Benefits Accounting includes ¥(93.3) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

(Reference)

Consolidated

	(Billions of yen)
	As of September 30, 2013		As of March 31, 2013
		Change
Net Deferred Tax Assets	118.4	7.3	111.0

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-30

Mizuho Financial Group, Inc.

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2013 to September 30, 2018)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	3,703.0
Income before Income Taxes	2	3,023.6
Tax Adjustments *[1]	3	354.8
Taxable Income before Current Deductible Temporary Differences *[2]	4	3,378.4

Effective Statutory Tax Rate	5	37.92%/35.55%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,227.8

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2013.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2009	191.6
Fiscal 2010	293.6
Fiscal 2011	461.1
Fiscal 2012	80.5
First Half of Fiscal 2013 (estimate)	95.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for the first half of fiscal 2013 is the aggregate figure for former MHBK for the first quarter, former MHCB for the first quarter, and MHBK for the second quarter.
*3.	Figure for the first half of fiscal 2013 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2013		As of March 31, 2013
			Change
Reserves for Possible Losses on Loans	7	216.2	(29.9)	246.2
Impairment of Securities	8	203.2	(450.6)	653.8
Net Unrealized Losses on Other Securities	9	26.5	(6.9)	33.5
Reserve for Employee Retirement Benefits	10	—	—	—
Net Deferred Hedge Losses	11	—	(0.4)	0.4
Tax Losses Carried Forward	12	—	—	—
Other	13	283.0	4.5	278.5

Total Deferred Tax Assets	14	729.2	(483.4)	1,212.6

Valuation Allowance	15	(229.8)	435.3	(665.1)

Sub-Total [ 14 + 15 ]	16	499.3	(48.0)	547.4

Amount related to Retirement Benefits Accounting *[1]	17	(129.8)	(4.6)	(125.1)
Net Unrealized Gains on Other Securities	18	(229.3)	44.0	(273.4)
Net Deferred Hedge Gains	19	(11.4)	54.7	(66.1)
Other	20	(38.5)	1.6	(40.2)

Total Deferred Tax Liabilities	21	(409.2)	95.8	(505.0)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	90.1	47.7	42.4
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *[2]	23	(234.5)	39.6	(274.2)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	(11.4)	54.3	(65.7)
Tax effects related to others	25	336.1	(46.2)	382.4

*1	Amount related to Retirement Benefits Accounting includes ¥(88.0) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 5. (1) ‚ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66).

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥3,703.0 billion [1]

Income before Income Taxes: ¥3,023.6 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥3,378.4 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥729.2 billion [14]. However, after considering temporary differences which are not expected to be reversed, Valuation Allowance of ¥229.8 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥409.2 billion [21], ¥90.1 billion [22] of Net Deferred Tax Assets was recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-31

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2013 to September 30, 2018)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	285.7
Income before Income Taxes	2	234.0
Tax Adjustments *[1]	3	14.8
Taxable Income before Current Deductible Temporary Differences *[2]	4	248.8

Effective Statutory Tax Rate	5	38.00%/35.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	90.2

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2013.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2009	16.7
Fiscal 2010	20.1
Fiscal 2011	30.8
Fiscal 2012	26.8
First Half of Fiscal 2013 (estimate)	25.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for the first half of fiscal 2013 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2013		As of March 31, 2013
			Change
Reserves for Possible Losses on Loans	7	5.7	0.4	5.3
Impairment of Securities	8	35.3	(16.0)	51.3
Net Unrealized Losses on Other Securities	9	0.8	(0.3)	1.1
Reserve for Employee Retirement Benefits	10	13.6	(0.1)	13.8
Net Deferred Hedge Losses	11	2.3	1.7	0.6
Tax Losses Carried Forward	12	—	—	—
Other	13	12.8	0.4	12.3

Total Deferred Tax Assets	14	70.8	(13.8)	84.6

Valuation Allowance	15	(34.9)	24.0	(58.9)

Sub-Total [ 14 + 15 ]	16	35.8	10.2	25.6

Amount related to Retirement Benefits Accounting *[1]	17	(5.3)	—	(5.3)
Net Unrealized Gains on Other Securities	18	(17.0)	0.7	(17.8)
Net Deferred Hedge Gains	19	—	—	—
Other	20	(0.3)	0.1	(0.4)

Total Deferred Tax Liabilities	21	(22.7)	0.8	(23.6)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	13.1	11.1	2.0
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *[2]	23	(17.4)	0.3	(17.8)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	2.3	1.7	0.6
Tax effects related to others	25	28.2	8.9	19.2

*1	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 5. (1) ‚ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66).

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥285.7 billion [1]

Income before Income Taxes: ¥234.0 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥248.8 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥70.8 billion [14]. However, after considering temporary differences which are not expected to be reversed, Valuation Allowance of ¥34.9 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥22.7 billion [21], ¥13.1 billion [22] of Net Deferred Tax Assets was recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-32

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billion of yen)
	As of September 30, 2013		As of March 31, 2013
		Change
Deposits	75,306.6	852.6	74,453.9

Individual Deposits	38,271.6	491.0	37,780.5
Corporate Deposits	32,096.0	662.1	31,433.8
Financial/Government Institutions	4,938.9	(300.5)	5,239.4
Mizuho Bank
Deposits	73,440.0	945.3	72,494.7

Individual Deposits	36,992.5	561.1	36,431.4
Corporate Deposits	31,579.2	693.9	30,885.2
Financial/Government Institutions	4,868.3	(309.7)	5,178.1
Mizuho Trust & Banking
Deposits	1,866.5	(92.6)	1,959.1

Individual Deposits	1,279.1	(70.0)	1,349.1
Corporate Deposits	516.8	(31.8)	548.6
Financial/Government Institutions	70.5	9.2	61.3

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

2-33

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

Aggregate Figures for Mizuho Financial Group, Inc. and the 2 Banks

	As of September 30, 2013		As of March 31, 2013
		Change
Members of the Board of Directors and Auditors	33	1	32
Executive Officers (excluding those doubling as directors)	91	—	91
Employees (excluding Executive Officers)	31,032	290	30,742
* The numbers have been adjusted for Members of the Board of Directors and Auditors and Executive Officers doubling other positions.

Mizuho Financial Group, Inc. (Non-Consolidated)

Mizuho Financial Group, Inc.

	As of September 30, 2013		As of March 31, 2013
		Change
Members of the Board of Directors and Auditors	17	3	14
Executive Officers (excluding those doubling as directors)	37	26	11
Employees (excluding Executive Officers)	1,074	13	1,061

Non-Consolidated

Mizuho Bank

	As of September 30, 2013		As of March 31, 2013
		Change
Members of the Board of Directors and Auditors	14	—	14
Executive Officers (excluding those doubling as directors)	68	(5)	73
Employees (excluding Executive Officers)	26,839	275	26,564

*       The numbers as of September 30, 2013 are the aggregate figures for former MHBK and former MHCB and have been adjusted for Members of the Board of Directors and Auditors and Executive Officers doubling other positions.

Mizuho Trust & Banking

Members of the Board of Directors and Auditors	9	—	9
Executive Officers (excluding those doubling as directors)	24	(1)	25
Employees (excluding Executive Officers)	3,119	2	3,117

(Reference)

Aggregate Figures for Mizuho Financial Group, Inc., the 2 Banks, and Mizuho Securities

	As of September 30, 2013		As of March 31, 2013
		Change
Members of the Board of Directors and Auditors	46	1	45
Executive Officers (excluding those doubling as directors)	122	(14)	136
Employees (excluding Executive Officers)	38,230	193	38,037
* The numbers have been adjusted for Members of the Board of Directors and Auditors and Executive Officers doubling other positions.

Mizuho Securities

	As of September 30, 2013		As of March 31, 2013
		Change
Members of the Board of Directors and Auditors	14	—	14
Executive Officers (excluding those doubling as directors)	44	(1)	45
Employees (excluding Executive Officers)	7,198	(97)	7,295

2-34

Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

Aggregate Figures for the 2 Banks

	As of September 30, 2013		As of March 31, 2013
		Change
Head Offices and Domestic Branches	454	1	453
Overseas Branches	23	1	22
Domestic Sub-Branches	55	—	55
Overseas Sub-Branches	11	—	11
Overseas Representative Offices	7	1	6

*      Head Offices and Domestic Branches do not include in-store branches (2), branches and offices for remittance purposes only (36), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank

Head Office and Domestic Branches	418	1	417
Overseas Branches	23	1	22
Domestic Sub-Branches	39	—	39
Overseas Sub-Branches	11	—	11
Overseas Representative Offices	7	1	6

*      Head Offices and Domestic Branches do not include in-store branches (2), branches and offices for remittance purposes only (36), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Trust & Banking

Head Office and Domestic Branches	36	—	36
Overseas Branches	—	—	—
Domestic Sub-Branches	16	—	16
Overseas Sub-Branches	—	—	—
Overseas Representative Offices	—	—	—

2-35

Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2013

Consolidated

(Billions of yen)
Fiscal 2013
Ordinary Profits	885.0
Net Income	600.0

Non-Consolidated

Mizuho Bank, Mizuho Trust & Banking

	(Billions of yen)
	Fiscal 2013
	Aggregate Figures for the 2 Banks	MHBK *[1]	MHTB *[2]
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	690.0	640.0	50.0
Ordinary Profits	725.0	675.0	50.0
Net Income	525.0	485.0	40.0

Credit-related Costs	30.0	30.0	—

*1	Figures are the aggregate figures for former MHBK for the first quarter, former MHCB for the first quarter, and MHBK for the second, third, and forth quarters.
*2	Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) for MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-36

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of September 30, 2013	As of March 31, 2013
		Former MHCB	Former MHBK (Reference)	Change
Assets
Cash and Due from Banks	¥16,597,464	¥5,213,082	¥4,817,867
Call Loans	403,267	483,401	9,890,000
Receivables under Resale Agreements	1,327,936	969,105	—
Guarantee Deposits Paid under Securities Borrowing Transactions	1,102,640	986,277	202,893
Other Debt Purchased	508,266	125,873	540,487
Trading Assets	5,779,965	5,494,339	897,689
Money Held in Trust	2,836	2,836	—
Securities	44,449,583	26,985,546	25,609,616
Loans and Bills Discounted	64,708,374	31,187,804	32,274,275
Foreign Exchange Assets	1,287,970	1,255,731	116,627
Derivatives other than for Trading	4,160,207	5,096,899	733,006
Other Assets	3,528,109	1,249,707	680,020
Tangible Fixed Assets	814,449	96,210	714,978
Intangible Fixed Assets	300,397	59,575	230,457
Deferred Tax Assets	90,164	—	128,906
Customers’ Liabilities for Acceptances and Guarantees	5,252,233	4,587,056	1,016,109
Reserves for Possible Losses on Loans	(536,748)	(333,355)	(295,863)
Reserve for Possible Losses on Investments	(1,233)	(1,196)	(12)

Total Assets	¥149,775,888	¥83,458,896	¥77,557,060

Liabilities
Deposits	¥84,423,029	¥22,549,865	¥59,933,897
Negotiable Certificates of Deposit	13,261,670	10,915,095	1,359,520
Call Money	4,216,880	13,053,038	1,665,700
Payables under Repurchase Agreements	7,509,503	6,736,846	4,999
Guarantee Deposits Received under Securities Lending Transactions	2,979,685	5,285,682	3,423,408
Trading Liabilities	2,999,956	3,646,047	212,103
Borrowed Money	10,204,425	2,795,165	4,810,868
Foreign Exchange Liabilities	323,080	291,438	14,163
Short-term Bonds	25,000	40,000	—
Bonds and Notes	4,061,782	3,317,003	805,400
Derivatives other than for Trading	4,305,211	5,183,062	577,227
Other Liabilities	3,950,414	791,241	1,010,688
Reserve for Bonus Payments	13,891	8,928	8,845
Reserve for Possible Losses on Sales of Loans	346	48	—
Reserve for Contingencies	652	3,314	—
Reserve for Reimbursement of Deposits	15,532	—	15,366
Reserve for Reimbursement of Debentures	47,588	—	35,417
Deferred Tax Liabilities	—	86,500	—
Deferred Tax Liabilities for Revaluation Reserve for Land	81,455	16,209	65,768
Acceptances and Guarantees	5,252,233	4,587,056	1,016,109

Total Liabilities	143,672,340	79,306,546	74,959,485

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	700,000
Capital Surplus	2,286,795	1,039,244	1,057,242
Capital Reserve	655,324	578,540	490,707
Other Capital Surplus	1,631,471	460,703	566,535
Retained Earnings	1,654,394	1,102,288	516,515
Appropriated Reserve	63,545	29,443	19,493
Other Retained Earnings	1,590,849	1,072,845	497,021
Retained Earnings Brought Forward	1,590,849	1,072,845	497,021

Total Shareholders’ Equity	5,345,255	3,545,598	2,273,758

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	596,082	459,836	209,629
Net Deferred Hedge Gains (Losses), net of Taxes	20,748	119,539	(781)
Revaluation Reserve for Land, net of Taxes	141,461	27,375	114,969

Total Valuation and Translation Adjustments	758,292	606,752	323,817

Total Net Assets	6,103,548	4,152,350	2,597,575

Total Liabilities and Net Assets	¥149,775,888	¥83,458,896	¥77,557,060

2-37

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the six months ended September 30, 2013	For the six months ended September 30, 2012
		Former MHCB	Former MHBK (Reference)	Change
Ordinary Income	¥885,014	¥575,872	¥557,002
Interest Income	489,255	323,635	305,382
Interest on Loans and Bills Discounted	310,092	181,135	211,887
Interest and Dividends on Securities	129,459	100,283	59,652
Fee and Commission Income	163,507	76,335	106,385
Trading Income	33,994	21,469	23,476
Other Operating Income	76,052	133,731	81,766
Other Ordinary Income	122,204	20,699	39,991

Ordinary Expenses	519,961	480,818	496,818
Interest Expenses	141,808	130,747	43,686
Interest on Deposits	32,883	23,327	15,963
Fee and Commission Expenses	30,061	11,819	31,056
Trading Expenses	3,664	235	—
Other Operating Expenses	48,725	25,644	8,046
General and Administrative Expenses	261,235	123,961	286,003
Other Ordinary Expenses	34,467	188,411	128,026

Ordinary Profits	365,052	95,053	60,183

Extraordinary Gains	259	613	34

Extraordinary Losses	976	2,111	1,942

Income before Income Taxes	364,335	93,556	58,275
Income Taxes:
Current	20,984	71,224	43,447
Refund of Income Taxes	(3,030)	(6)	—
Deferred	86,847	(68,095)	(6,010)

Net Income	¥259,533	¥90,433	¥20,838

2-38

Mizuho Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

OF MIZUHO BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments
		Capital Surplus			Retained Earnings
	Common Stock and Preferred Stock	Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
						Retained Earnings Brought Forward
Balance as of April 1, 2013	¥1,404,065	¥578,540	¥460,703	¥1,039,244	¥29,443	¥1,072,845	¥1,102,288	—	¥3,545,598	¥459,836	¥119,539	¥27,375	¥606,752	¥4,152,350

Changes during the period
Cash Dividends	—	76,783	(460,703)	(383,919)	34,101	(204,611)	(170,509)	—	(554,429)	—	—	—	—	(554,429)
Net Income	—	—	—	—	—	259,533	259,533	—	259,533	—	—	—	—	259,533
Increase by Merger	—	—	1,631,471	1,631,471	—	462,175	462,175	—	2,093,647	—	—	—	—	2,093,647
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	905	905	—	905	—	—	—	—	905
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	136,246	(98,791)	114,085	151,540	151,540

Total Changes during the period	—	76,783	1,170,767	1,247,551	34,101	518,003	552,105	—	1,799,657	136,246	(98,791)	114,085	151,540	1,951,197

Balance as of September 30, 2013	¥1,404,065	¥655,324	¥1,631,471	¥2,286,795	¥63,545	¥1,590,849	¥1,654,394	—	¥5,345,255	¥596,082	¥20,748	¥141,461	¥758,292	¥6,103,548

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Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of September 30, 2013 (A)	As of March 31, 2013 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥767,702	¥621,643	¥146,059
Call Loans	13,683	6,583	7,100
Other Debt Purchased	60,135	70,848	(10,713)
Trading Assets	59,508	72,374	(12,865)
Money Held in Trust	1,509	—	1,509
Securities	2,257,488	1,829,069	428,419
Loans and Bills Discounted	3,324,314	3,726,100	(401,785)
Foreign Exchange Assets	328	361	(32)
Other Assets	124,571	118,643	5,928
Tangible Fixed Assets	26,216	27,559	(1,342)
Intangible Fixed Assets	15,528	17,560	(2,031)
Deferred Tax Assets	13,173	2,040	11,133
Customers’ Liabilities for Acceptances and Guarantees	43,351	46,682	(3,331)
Reserves for Possible Losses on Loans	(14,958)	(16,804)	1,845
Reserve for Possible Losses on Investments	(11)	(6)	(5)

Total Assets	¥6,692,544	¥6,522,657	¥169,886

Liabilities
Deposits	¥1,902,546	¥1,994,802	¥(92,255)
Negotiable Certificates of Deposit	1,084,020	1,042,040	41,980
Call Money	1,129,285	885,188	244,097
Guarantee Deposits Received under Securities Lending Transactions	549,085	477,688	71,396
Trading Liabilities	59,633	67,781	(8,147)
Borrowed Money	307,635	522,951	(215,315)
Bonds and Notes	78,700	78,700	—
Due to Trust Accounts	1,050,061	918,454	131,606
Other Liabilities	28,895	49,931	(21,036)
Reserve for Bonus Payments	1,899	1,936	(36)
Reserve for Contingencies	13,490	13,544	(53)
Reserve for Reimbursement of Deposits	1,121	1,097	24
Acceptances and Guarantees	43,351	46,682	(3,331)

Total Liabilities	6,249,726	6,100,798	148,927

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	113,270	98,723	14,547
Appropriated Reserve	12,041	9,508	2,532
Other Retained Earnings	101,229	89,214	12,014
Retained Earnings Brought Forward	101,229	89,214	12,014

Total Shareholders’ Equity	376,145	361,598	14,547

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	71,010	61,399	9,611
Net Deferred Hedge Gains (Losses), net of Taxes	(4,339)	(1,139)	(3,200)

Total Valuation and Translation Adjustments	66,671	60,260	6,411

Total Net Assets	442,817	421,858	20,958

Total Liabilities and Net Assets	¥6,692,544	¥6,522,657	¥169,886

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Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the six months ended September 30, 2013 (A)	For the six months ended September 30, 2012 (B)	Change (A) - (B)
Ordinary Income	¥92,323	¥82,437	¥9,885
Fiduciary Income	25,446	23,583	1,863
Interest Income	25,343	28,074	(2,730)
Interest on Loans and Bills Discounted	17,420	19,620	(2,200)
Interest and Dividends on Securities	7,262	7,552	(290)
Fee and Commission Income	24,692	20,404	4,287
Trading Income	1,596	673	923
Other Operating Income	5,759	6,191	(432)
Other Ordinary Income	9,484	3,510	5,974

Ordinary Expenses	62,372	79,581	(17,209)
Interest Expenses	6,429	6,894	(465)
Interest on Deposits	954	1,591	(637)
Fee and Commission Expenses	13,230	12,331	898
Trading Expenses	147	6	140
Other Operating Expenses	2,346	454	1,891
General and Administrative Expenses	38,587	40,997	(2,410)
Other Ordinary Expenses	1,631	18,896	(17,264)

Ordinary Profits	29,950	2,856	27,094

Extraordinary Gains	86	254	(167)

Extraordinary Losses	1,517	681	835

Income before Income Taxes	28,520	2,428	26,091
Income Taxes:
Current	10,306	3,507	6,799
Deferred	(8,997)	(3,043)	(5,954)

Net Income	¥27,211	¥1,964	¥25,246

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Mizuho Trust & Banking Co., Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

OF MIZUHO TRUST & BANKING

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments			Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of April 1, 2013	¥247,369	¥15,505	—	¥15,505	¥9,508	¥89,214	¥98,723	—	¥361,598	¥61,399	¥(1,139)	¥60,260	¥421,858

Changes during the period
Cash Dividends	—	—	—	—	2,532	(15,196)	(12,663)	—	(12,663)	—	—	—	(12,663)
Net Income	—	—	—	—	—	27,211	27,211	—	27,211	—	—	—	27,211
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	9,611	(3,200)	6,411	6,411

Total Changes during the period	—	—	—	—	2,532	12,014	14,547	—	14,547	9,611	(3,200)	6,411	20,958

Balance as of September 30, 2013	¥247,369	¥15,505	—	¥15,505	¥12,041	¥101,229	¥113,270	—	¥376,145	¥71,010	¥(4,339)	¥66,671	¥442,817

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Mizuho Trust & Banking Co., Ltd.

(Reference)

Statement of Trust Assets and Liabilities

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	1,027,847	Money Trusts	14,681,912
Securities	949,546	Pension Trusts	4,375,098
Beneficiary Rights to the Trusts	36,829,373	Property Formation Benefit Trusts	4,842
Securities held in Custody Accounts	659,721	Investment Trusts	11,100,416
Money Claims	4,380,211	Money Entrusted Other than Money Trusts	1,471,361
Tangible Fixed Assets	4,833,631	Securities Trusts	5,481,698
Intangible Fixed Assets	221,964	Money Claims Trusts	3,718,903
Other Claims	160,339	Land and Fixtures Trusts	201,801
Due from Banking Account	1,050,061	Composite Trusts	9,519,681
Cash and Due from Banks	447,787	Other Trusts	4,766

Total	50,560,482	Total	50,560,482

Note:
1.	The statement is exclusive of the Trusts that are difficult to value monetarily.
2.	Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥35,654,845 million.
3.	Joint trust assets under the management of other companies: ¥794,369 million.
There is no “Trust assets under the service-shared co-trusteeship” in “Joint trust assets under the management of other companies”.
4.	Loans and Bills Discounted among Money Trusts with the contracts of principal indemnification amounted to ¥18,312 million. Of this amount, Balance of Non-Accrual Delinquent Loans is ¥3,052 million.

(Reference) Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	18,312	Principal	743,060
Securities	3	Reserve	55
Others	724,933	Others	134

Total	743,250	Total	743,250

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Mizuho Trust & Banking Co., Ltd.

(Reference)

Comparison of Balances of Principal Items

	Millions of yen
Items	As of September 30, 2013 (A)	As of March 31, 2013(B)	Change (A) - (B)
Total Amount of Funds	22,048,419	21,863,998	184,420
Deposits	1,902,546	1,994,802	(92,255)
Negotiable Certificates of Deposit	1,084,020	1,042,040	41,980
Money Trusts	14,681,912	14,907,257	(225,345)
Pension Trusts	4,375,098	3,914,854	460,243
Property Formation Benefit Trusts	4,842	5,044	(201)
Loans and Bills Discounted	4,352,161	4,709,640	(357,478)
of Banking accounts	3,324,314	3,726,100	(401,785)
of Trust accounts	1,027,847	983,539	44,307
Securities for Investments	3,207,034	2,780,578	426,455
of Banking accounts	2,257,488	1,829,069	428,419
of Trust accounts	949,546	951,509	(1,963)

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